Exhibit 2.1

PRIVILEGED & CONFIDENTIAL

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

GREATER MEDIA, INC.

BEASLEY BROADCAST GROUP, INC.

BEASLEY MEDIA GROUP 2, INC.

and

PETER A. BORDES, JR.,

as the Stockholders’ Representative

Dated as of: July 19, 2016

i

(continued)

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		Page

Section 8.10	Conflicts; Privilege	81
Section 8.11	Specific Performance	82
Section 8.12	Authorization of Stockholders’ Representative	82

ARTICLE 9

Definitions

Section 9.1	Certain Terms	85
Section 9.2	Construction	102

Exhibit A:	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B:	Form of By-Laws of the Surviving Corporation
Exhibit C:	[Intentionally Omitted]
Exhibit D:	Term Sheet for Investor Rights Agreement
Exhibit E:	Accounting Principles
Exhibit F:	Term Sheet for Registration Rights Agreement
Exhibit G:	Form of Sophisticated Investor Letter

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of the 19th day of July, 2016, by and among GREATER MEDIA, INC., a Delaware corporation (the “Company”), BEASLEY BROADCAST GROUP, INC., a Delaware corporation (“Buyer”), Beasley Media Group 2, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Buyer (“MergerCo” and, together with Buyer, “Buyer Parties”), and Peter A. Bordes Jr., as the Stockholders’ Representative. Capitalized terms used herein shall have the meanings assigned to such terms in the text of this Agreement or in Section 9.1.

RECITALS

WHEREAS, Buyer indirectly owns all of the outstanding shares of MergerCo;

WHEREAS, the respective boards of directors of Buyer, MergerCo and the Company have determined that the transactions contemplated by this Agreement, including the Merger (as defined below), are advisable and in the best interest of their respective stockholders;

WHEREAS, the respective boards of directors of Buyer, MergerCo and the Company have approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger;

WHEREAS, the board of directors of the Company has recommended that the Stockholders (as defined below) adopt this Agreement;

WHEREAS, within 24 hours after the execution and delivery of this Agreement, the Company will obtain and deliver to Buyer true, correct and complete copies of Stockholder Written Consents (as defined below) evidencing the Stockholder Approval (as defined below); and

WHEREAS, within 24 hours after the execution and delivery of this Agreement, Buyer will obtain and deliver to the Company true, correct and complete copies of Buyer Stockholder Written Consents (as defined below) evidencing the Buyer Stockholder Approval (as defined below);

NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein, subject to and on the terms and conditions herein set forth, and intending to be bound hereby, the parties agree as follows:

ARTICLE 1

Merger

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, MergerCo shall be merged with and into the Company (the “Merger”) at the Effective Time. Following the Effective Time, the separate corporate existence of MergerCo shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of MergerCo in accordance with the DGCL.

Section 1.2 Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, Suite 1000, New York, New York 10022, at 10:00 a.m., local time, on the date that is three Business Days after the conditions set forth in Article 6 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), unless another time, date or place is mutually agreed to in writing by the parties. The date on which the Closing actually occurs is referred to hereinafter as the “Closing Date.”

Section 1.3 Effective Time; Effects of the Merger.

(a) Subject to the terms and conditions set forth in this Agreement, immediately following the Closing, the parties hereto shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in such form as required by, and in accordance with applicable provisions of, the DGCL. The Merger shall become effective at the time that the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and time as specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

(b) The Merger shall have the effects set forth in this Agreement and Section 251 of the DGCL.

Section 1.4 Certificate of Incorporation and By-Laws. At the Effective Time, (i) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as set forth in Exhibit A, and as so amended and restated, will be the certificate of incorporation of the Surviving Corporation and (ii) the by-laws of the Surviving Corporation shall be amended and restated in their entirety to read as set forth in Exhibit B and, as so amended and restated, will be the by-laws of the Surviving Corporation, in the case of each of clauses (i) and (ii), until thereafter amended in accordance with applicable Law and the applicable provisions of the certificate of incorporation and by-laws of the Surviving Corporation.

Section 1.5 Directors and Officers. The directors of MergerCo immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and the officers of MergerCo immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

Section 1.6 Effect on Capital Stock.

(a) Conversion of MergerCo Shares. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or the holder thereof, each share of capital stock of MergerCo issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of the common stock of the Surviving Corporation and thereupon each certificate representing ownership of such shares of common stock of MergerCo shall thereafter represent ownership of shares of common stock of the Surviving Corporation.

(b) Conversion of Company Shares. At the Effective Time, upon the terms and subject to the conditions of this Agreement, including Section 1.8, each share of Company Stock issued and outstanding as of immediately prior to the Effective Time shall automatically, by virtue of the Merger and without any action on the part of Buyer, MergerCo, the Company or the holder of such Company Stock, be canceled and extinguished and be converted into and shall become the right to receive consideration with a value equal to its Pro Rata Portion of the Closing Merger Consideration, in the form set forth in the Closing Statement, plus any amounts or other consideration, if any, to be distributed to Stockholders pursuant to Section 1.7(e) and Section 8.12(b).

Section 1.7 Purchase Price.

(a) At least three (and no more than 10) Business Days prior to the Closing Date, the Company shall deliver to Buyer a certificate, executed on its behalf by the Chief Financial Officer of the Company, prepared in good faith setting forth in reasonable detail (including a balance sheet showing the calculation of Net Working Capital) (1) its estimate prepared in accordance with the accounting principles set forth on Exhibit E of the Purchase Price (and the following components thereof) (the “Estimated Purchase Price”), which shall equal the Base Merger Consideration, minus (i) the estimated amount of Closing Date Indebtedness, minus (ii) the estimated aggregate amount of the Unpaid Transaction Expenses, plus (iii) the estimated Net Working Capital Adjustment (which may be a negative number), plus (iv) the estimated amount of Cash and Cash Equivalents, minus (v) the Holdback Amount, minus (vi) the Pension Adjustment Amount, minus (vii) the Representative Fund Amount, minus (viii) the

Closing Tower Adjustment Amount and (2) the amounts of each of Cash Consideration and Common Stock Consideration payable to each Stockholder in respect of its Pro Rata Portion of the Closing Merger Consideration (the “Closing Statement”).

(b) Closing Payments. At the Closing, Buyer shall pay, or shall cause MergerCo or the Surviving Corporation to pay, in cash by wire transfer of immediately available funds, as follows:

(i) the Cash Consideration payable to each holder of Company Stock, as set forth in the Closing Statement, to the accounts designated by the Company for each Stockholder at least two Business Days prior to the Closing Date;

(ii) the amounts set forth in the applicable payoff letters provided to Buyer pursuant to Section 4.17 to the holders of the Closing Date Indebtedness named therein;

(iii) the amounts set forth on the Closing Statement to satisfy the Unpaid Transaction Expenses designated by the Company; provided, with respect to the service providers listed on Schedule 1.7(b)(iii), the Company shall provide to Buyer final invoices for any Unpaid Transaction Expenses payable to such service providers at least two Business Days prior to the Closing Date; provided, further, that the Company hereby agrees that, to the extent available, it will use any available Cash and Cash Equivalents to pay expenses which would otherwise become Unpaid Transaction Expenses to the extent they remain unpaid as of the opening of business on the Closing Date; and

(iv) the Representative Fund Amount to the account designated by the Stockholders’ Representative at least two Business Days prior to the Closing Date.

(c) Non-Cash Consideration. At the Closing, Buyer shall:

(i) issue and deliver to each Stockholder who is receiving Stock Consideration (the “Continuing Stockholders”) and who has executed and delivered to Buyer a sophisticated investor letter, in the form attached hereto as Exhibit G, that number of Buyer Common Shares set forth next to such Continuing Stockholder’s name under the column “Closing Stock Consideration” on the Closing Statement; and

(ii) deposit in the Holdback Escrow Account, a number of shares equal to the Holdback Amount, in the amounts and names of the Stockholders as set forth next to such Continuing Stockholder’s name under the column “Holdback Amount” on the Closing Statement.

(d) Determination of Final Purchase Price.

(i) As soon as practicable, but no later than 90 days after the Closing Date, Buyer shall prepare and deliver to the Stockholders’ Representative proposed calculations, prepared in accordance with the accounting principles set forth on Exhibit E of (A) Net Working Capital and the Net Working Capital Adjustment, including a balance sheet showing the calculation of Net Working Capital, (B) the amount of Cash and Cash Equivalents, (C) the amount of Closing Date Indebtedness, (D) the amount of Unpaid Transaction Expenses and, based on the foregoing, (E) the Purchase Price (which calculations shall collectively be referred to herein as the “Final Closing Date Calculations”).

(ii) If the Stockholders’ Representative does not give written notice of any dispute (a “Purchase Price Dispute Notice”) to Buyer within 45 days of receiving the Final Closing Date Calculations, the Final Closing Date Calculations shall be final and binding on the parties and shall be deemed to set forth the final Net Working Capital, Cash and Cash Equivalents, Closing Date Indebtedness, Unpaid Transaction Expenses and Purchase Price, in each case, for purposes of determining the Actual Adjustment Amount. Prior to the end of such 45-day period, the Stockholders’ Representative may accept the Final Closing Date Calculations by delivering written notice to that effect to Buyer, in which case the Purchase Price will be finally determined when such notice is given. If the Stockholders’ Representative delivers a Purchase Price Dispute Notice to Buyer within such 45-day period, Buyer and the Stockholders’ Representative shall use commercially reasonable efforts to resolve only such disputed items during the 30-day period commencing on the date Buyer receives the Purchase Price Dispute Notice from the Stockholders’ Representative. The Purchase Price Dispute Notice shall set forth the Stockholders’ Representative’s calculation of each disputed amount in reasonable detail. If the Stockholders’ Representative and Buyer do not agree upon a final resolution with respect to such disputed items within such 30-day period, then the remaining items in dispute shall be submitted immediately to a nationally recognized, independent accounting firm reasonably acceptable to Buyer and the Stockholders’ Representative (in either case, the “Accounting Firm”). The Accounting Firm shall be requested to render a determination of the applicable dispute within 30 days after referral of the matter to such Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. The terms of appointment and engagement of the Accounting Firm shall be as agreed upon between the Stockholders’ Representative and Buyer, and any associated engagement fees shall be initially borne 50% by the Stockholders’ Representative and 50% by Buyer; provided that such fees shall ultimately be borne by the Stockholders’ Representative and Buyer in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the disputed items. Except as provided in the preceding sentence, all other costs and expenses incurred by the parties hereto in connection with resolving any dispute pursuant to this Section 1.7 before the Accounting Firm shall be borne by the party incurring such cost and expense. In resolving the disputed items, the Accounting Firm (A) shall be bound by the provisions of this Section 1.7 (and the definitions of defined terms), (B) may not assign a value to any item greater than the greatest value claimed for such item or less than the smallest value for such item claimed by either Buyer or the Stockholders’ Representative, and (C) shall limit its decision to such items as are in dispute and to only those adjustments as are necessary for the Final Closing Date Calculations to be prepared in accordance with the accounting principles set forth on Exhibit E and to comply with other the provisions of this Agreement. Such determination of the Accounting Firm shall be conclusive and binding upon the parties hereto. The Final Closing Date Calculations shall be revised as appropriate to reflect the resolution of any objections thereto pursuant to this Section 1.7(d)(ii) and, as so revised, such Final Closing Date Calculations shall be deemed to set forth the final Net Working Capital, Cash and Cash Equivalents, Closing Date Indebtedness, Unpaid Transaction Expenses and Purchase Price, in each case, for all purposes hereunder (including the determination of the Actual Adjustment Amount).

(iii) Following Buyer’s delivery of the Final Closing Date Calculations, until finally resolved pursuant to this Section 1.7(d), Buyer shall, and shall cause each of its Subsidiaries to, make the Surviving Corporation’s financial records relevant to the Final Closing Date Calculations available to the Stockholders’ Representative and its accountants and other representatives upon reasonable notice during normal business hours during the review by the Stockholders’ Representative of, and the resolution of any objections with respect to, the Final Closing Date Calculations.

(e) Adjustment to Estimated Purchase Price.

(i) If the Actual Adjustment Amount is positive, Buyer shall, within three Business Days after the date on which the Purchase Price is finally determined pursuant to this Section 1.7, issue and deliver to each Stockholder Additional Shares having a value (based on the Buyer Common Share Value) equal to its Pro Rata Portion of the Actual Adjustment Amount, or at Buyer’s election, in lieu of delivering additional Buyer Common Shares, Buyer may pay to each Stockholder all or a portion of its Pro Rata Portion of the Actual Adjustment Amount in cash by wire transfer of immediately available funds to the accounts designated by the Stockholders’ Representative. In addition, Buyer and the Stockholders’ Representative shall deliver joint written instructions to the

Escrow Agent instructing the Escrow Agent to release to each Continuing Stockholder the Buyer Common Shares set forth next to such Continuing Stockholder’s name under the column “Holdback Amount” on the Closing Statement.

(ii) If the Actual Adjustment Amount is negative, then within three Business Days after the date on which the Purchase Price is finally determined pursuant to this Section 1.7, Buyer and the Stockholders’ Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to: (A) if the absolute value of such negative amount equals or exceeds the Holdback Amount, disburse to Buyer all of the Buyer Common Shares comprising the Holdback Amount for immediate cancellation of such Buyer Common Shares and (B) if the absolute value of such negative amount is less than the Holdback Amount (such difference, the “Holdback Excess Amount”), release (1) to Buyer a portion of the Buyer Common Shares comprising the Holdback Amount equal to the absolute value of such negative amount (based on the Buyer Common Share Value) for immediate cancellation of such Buyer Common Shares and (2) to each Continuing Stockholder, Buyer Common Shares equal to the product of (I) the Buyer Common Shares set forth next to such Continuing Stockholder’s name under the column “Holdback Amount” on the Closing Statement, multiplied by (II) (x) the Holdback Excess Amount, divided by (y) the Holdback Amount. Notwithstanding anything to the contrary contained herein, the Holdback Amount shall be the sole source of recovery for any payment required to be made pursuant to this Section 1.7(e)(ii).

(f) Tower Adjustment.

(i) If the Tower Disposition has not been consummated prior to Closing, then promptly, but no later than 20 days, following the consummation of the Tower Disposition, the Stockholder’s Representative shall deliver to Buyer the calculation of the Actual Tower Adjustment Amount. If Buyer disputes any portion of the calculation of the Actual Tower Adjustment Amount within 30 days of receipt of such calculation, the parties will abide by the dispute resolution procedures set forth in Section 1.7(d)(ii).

(ii) If the Actual Tower Adjustment Amount is negative, Buyer shall, within five Business Days after the date on which the Tower Adjustment Amount is finally determined pursuant to this Section 1.7, deliver to each Stockholder Additional Shares having a value (based on the Buyer Common Share Value) equal to its Pro Rata Portion of the absolute value of the Actual Tower Adjustment Amount. At Buyer’s election, in lieu of delivering additional Buyer Common Shares, Buyer may pay to each Stockholder all or a portion of its Pro Rata Portion of the Actual Tower Adjustment Amount in cash by wire transfer of immediately available funds to the accounts designated by the Stockholders’ Representative.

(iii) If the Actual Tower Adjustment Amount is positive, then promptly, but no later than five Business Days after the date on which the Tower Adjustment Amount is finally determined pursuant to this Section 1.7, each Continuing Stockholder shall instruct its broker (or other party managing holding such Continuing Stockholder’s Buyer Common Shares) to deliver or cause to be delivered (as promptly thereafter as practicable) to Buyer for cancellation that number of Buyer Common Shares having a value (based on the Buyer Common Share Value) equal to its pro rata portion (based on the allocations in the Closing Statement) of the Actual Tower Adjustment Amount.

(iv) In all cases, the Stockholders shall be entitled to receive 100% of the net cash proceeds from the Tower Disposition, whether or not the Tower Disposition is consummated prior to Closing. If the Tower Disposition is consummated prior to the Closing Date, such net cash proceeds from the Tower Disposition will be distributed to the Stockholders prior to the Closing Date.

(g) Each of the Buyer Parties, the Company, the Surviving Corporation and any Affiliate of the foregoing shall be entitled to deduct and withhold from any amounts or consideration payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment by applicable Law. To the extent that amounts are so deducted or withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 1.8 Letter of Transmittal. As soon as reasonably practicable after the date hereof, the Company shall mail to each holder of record of Company Stock a letter of transmittal in a form reasonably agreed by Buyer and the Company (a “Letter of Transmittal”). Upon delivery of a duly executed Letter of Transmittal to the Company in accordance with such instructions (whether before or after the Closing), the holder of such shares shall be entitled to receive in exchange therefor, its Pro Rata Portion of the Closing Merger Consideration payable in respect of each share of Company Stock.

Section 1.9 Closing Deliverables. At the Closing, Buyer shall deliver to the Stockholders’ Representative, and the Stockholders’ Representative shall deliver to Buyer, duly executed counterparts to the Investor Rights Agreement and the Registration Rights Agreement.

ARTICLE 2

Representations and Warranties of the Company

Except as set forth in the Company Disclosure Letter (it being understood and agreed that each disclosure set forth in the Company Disclosure Letter shall be deemed to qualify or modify each of the representations and warranties set forth in this Article 2 to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent from the text of the disclosure made), the Company hereby represents and warrants to the Buyer Parties as of the date of this Agreement and as of the Closing Date as follows:

Section 2.1 Corporate Status. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing (where such concept is recognized) in all jurisdictions in which it is required to be so qualified or in good standing, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Company has made available to the Buyer Parties true, correct and complete copies of the Organizational Documents of the Company, each as in effect as of the date hereof. Each of the Organizational Documents of the Company is in full force and effect, and the Company is not in violation of any of the provisions of such documents other than immaterial violations. The Company has the corporate power and authority to own and operate the Company Stations, to use the Company Station assets and to carry on the business of the Company Stations.

Section 2.2 Corporate and Governmental Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the Stockholder Approval, to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement and all of the Ancillary Documents to be executed and delivered by the Company to the Buyer Parties, the performance of the Company’s obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action of the Company other than obtaining the Stockholder Approval, and, other than obtaining the Stockholder Approval, no additional corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated hereby (other than any corporate proceedings which may be required to consummate the transactions contemplated by Section 4.13 or Section 4.19). This Agreement has been, and at the time they are executed and delivered each Ancillary Document to which the Company is a party will be, duly executed and delivered by the

Company. This Agreement does, and when executed the Ancillary Documents to which the Company is a party will, constitute a legal, valid and binding obligation of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).

(b) The affirmative vote of Stockholders who collectively own a majority of the outstanding shares of the Company’s voting stock irrevocably approving the adoption of this Agreement and the Merger (the “Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement.

(c) The execution and delivery of this Agreement by the Company and the performance of its obligations hereunder (including the Merger) require no action by or in respect of, or filing with or notification to, any Governmental Authority with respect to the Company or any Subsidiary of the Company or their respective assets, other than (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the Company FCC Licenses or Communications Laws (including obtaining the FCC Consent) and (iv) any actions or filings under Law (other than the Laws referred to in clause (ii) and (iii)) the absence of which would not reasonably be expected, individually or in the aggregate, to materially impair, prevent or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement (including the Merger).

Section 2.3 Non-Contravention. The execution and delivery of this Agreement by the Company and the performance of its obligations hereunder (including the Merger) do not (i) conflict with or breach any provision of the Organizational Documents of the Company or any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Sections 2.2(b) and (c), conflict in any material respect with or materially breach any provision of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, (iii) require any notice to or consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancellation, amendment, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Company Material Contract or any material Permit affecting the Company or its Subsidiaries, except, in each case as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Company and its Subsidiaries, taken as a whole or (iv) result in the creation or imposition of any material Lien other than Permitted Liens on any property or assets of the Company or any of its Subsidiaries.

Section 2.4 Capitalization.

(a) The authorized capital stock of the Company as of the date of this Agreement consists of 100,000 shares of voting common stock, par value $.000001 per share, of which 80,000 shares are issued and outstanding and 5,000,000 shares of non-voting common stock, par value $.000001 per share, of which 1,861,142.91 shares are issued and outstanding. All of the issued and outstanding shares of Company Stock have been duly authorized, validly issued and are fully paid and nonassessable and were not issued in violation of the preemptive, subscription or similar rights of any Person.

(b) Except as set forth in Section 2.4(a), there are no outstanding (i) shares of capital stock of or other voting or equity interests in the Company, (ii) securities of the Company convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company, (iii) options, warrants or other rights or agreements, commitments or understandings of any kind to acquire from the Company, or other obligation of the Company or any of its Subsidiaries to issue, acquire, transfer or sell, any shares of capital stock of or other voting or equity interests in the Company or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company, (iv) obligations of the Company or any of its Subsidiaries to grant, extend or enter into a subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company, (v) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company, (vi) voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of capital stock of the Company or other voting or equity interests in the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries or any such agreements or understandings to which the Company or any of its Subsidiaries is a party which restrict the transfer of any such shares, (vii) contractual obligations or commitments of any character requiring the registration for sale of any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries or (viii) obligations of any kind with respect to any phantom stock rights, phantom stock appreciation rights or other phantom equity interest related to the capital stock of the Company. No shares of capital stock of the Company were issued in violation of any Law. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company referred to in clause (i) – (v) of the foregoing sentence.

Section 2.5 Subsidiaries; Ownership Interests.

(a) Each Subsidiary of the Company is duly organized, validly existing and in good standing (where such concept is recognized) under the laws of its jurisdiction of formation and has all corporate or limited liability company powers (as applicable) required to carry on its business as now conducted. Each Subsidiary of the Company is duly qualified to do business as a foreign corporation or limited liability company (as applicable) and is in good standing (where such concept is recognized) in all jurisdictions in which it is required to be so qualified or in good standing, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The authorized, issued and outstanding shares of capital stock of and other voting or equity interests in all Subsidiaries of the Company, the respective jurisdictions of formation of such Subsidiaries and the Company’s direct or indirect ownership interest in such Subsidiaries are identified in Section 2.5(a) of the Company Disclosure Letter. The Company has previously provided to the Buyer Parties true, correct and complete copies of the Organizational Documents of its Subsidiaries, each as in effect as of the date hereof. Each of the Organizational Documents of the Company’s Subsidiaries is in full force and effect, and the Company and its Subsidiaries are not in violation of any of the provisions of such documents in any material respect.

(b) All of the outstanding shares of capital stock of and other voting or equity interests in each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of the preemptive, subscription or similar rights of any Person and are owned beneficially and of record by the Company or one of its wholly-owned Subsidiaries as set forth in Section 2.5(a) of the Company Disclosure Letter, free and clear of any Liens other than Permitted Liens. Except as set forth in Section 2.5(a), there are no outstanding (i) shares of capital stock of or other voting or equity interests in any Subsidiary of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Subsidiary of the Company, (iii) options, warrants or other rights or agreements, commitments or understandings of any kind to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, acquire, transfer or sell, any shares of capital stock of or other voting or equity interests in any Subsidiary of the Company or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Subsidiary of the Company, (iv) obligations of any Subsidiary of the Company to grant, extend or enter into a subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company, (v) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, any Subsidiary of the Company or (vi) obligations of any kind with respect to any phantom stock rights, phantom stock appreciation rights or other phantom equity interest related to the capital stock of any Subsidiary of the Company. No shares of capital stock of any of the Subsidiaries of the Company were issued in violation of any Law. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of any of its Subsidiaries referred to in clauses (i) – (v) in the foregoing sentence.

(c) Neither the Company nor any of its Subsidiaries owns shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any third party or has any obligation to acquire any such shares of capital stock or other voting or equity interests, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other Person.

Section 2.6 Financial Statements. The Company has delivered to Buyer true and complete copies of (a) audited consolidated financial statements of the Company and its Subsidiaries at and for the periods ended December 31, 2015 (the “Balance Sheet Date”) and December 31, 2014, together with all related notes and schedules thereto, accompanied by the report of the Company’s independent auditors thereon, including a balance sheet and statements of comprehensive income, cash flows and retained earnings or shareholders’ equity (the “Audited Financial Statements”) and (b) an unaudited consolidated balance sheet and statements of income and cash flow of the Company and its Subsidiaries as of and for the three-month period ended March 31, 2016 (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto and, in the case of the Interim Financial Statements, for the absence of footnotes and other presentation items and for normal year-end adjustments which are not expected to be material in the aggregate), accurately reflect the books and records of the Company and its Subsidiaries and present fairly in all material respects the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries at and for the respective periods indicated.

Section 2.7 Company FCC Licenses.

(a) The Company or its Subsidiaries are the holders of the licenses, permits, authorizations, and registrations set forth in Section 2.7 of the Company Disclosure Letter. Section 2.7 of the Company Disclosure Letter sets forth: (i) all of the licenses, permits, authorizations, and registrations issued by the FCC to the Company or its Subsidiaries and (ii) all of the licenses, permits, authorizations, and registrations that are required to operate or are otherwise material to the Company’s business and, in each case, that relate to Communications Laws ((i) and (ii) collectively, the “Company FCC Licenses”). Neither the Company nor any of its Subsidiaries holds any license, permit, authorization, or registration respecting any broadcast facility other than the stations specifically identified in Section 2.7 of the Company Disclosure Letter.

(b) The Company FCC Licenses are in full force and effect in accordance with their terms and have not been revoked, suspended, canceled, rescinded, adversely modified, or terminated and have not expired. The Company Subsidiary holding each Company FCC License is, under existing law and the existing rules, regulations, policies and procedures of the FCC, qualified to do so and to own and operate the facilities authorized thereby.

(c) Section 2.7 of the Company Disclosure Letter sets forth all applications pending before the FCC and (i) submitted by the Company or any of its Subsidiaries or (ii) respecting the Company, any of its Subsidiaries, or any Company FCC License. To the Knowledge of the Company, there are no facts or circumstances that might reasonably be expected to (i) result in the FCC’s refusal to renew any Company FCC License, (ii) materially delay the FCC’s renewal of any Company FCC License, (iii) result in a challenge to any application seeking renewal of any Company FCC License, (iv) cause the FCC to impose a material condition or conditions on its renewal of any Company FCC License, or (v) cause the FCC to renew any Company FCC License on terms materially different than those in existence as of the date hereof.

(d) No action is pending or to the Company’s Knowledge threatened by or before the FCC to revoke, suspend, cancel, rescind or adversely modify any of the Company FCC Licenses (other than proceedings to amend FCC rules of general applicability). There is not issued, outstanding, or threatened in writing, by or before the FCC, any order to show cause, notice of violation, notice of apparent liability or order of forfeiture against the Company or any of its Subsidiaries that would reasonably be expected to: (i) result in any such action or (ii) otherwise adversely affect Buyer’s ability to operate the Company or any of its Subsidiaries.

(e) The Company, each of its Subsidiaries, and their respective Transmission Structures are operating in compliance in all material respects with the Company FCC Licenses, and the Communications Act of 1934, as amended, and the rules, regulations, and published policies of the FCC (collectively, the “Communications Laws”). To the Company’s Knowledge, no such Transmission Structure is causing interference into any other broadcast station or communications facility in violation of the Company FCC Licenses or Communications Laws and, as of the date hereof, neither the Company nor any of its Subsidiaries has received any written complaint alleging or respecting any such interference. To the Knowledge of the Company, as of the date hereof no other broadcast station or communications facility is causing interference into the operations of the Company or any of its Subsidiaries that (i) violates the Company FCC Licenses or Communications Laws or (ii) materially and adversely impacts the ability of the public to receive transmissions from any transmission facility owned by the Company or any of its Subsidiaries. All material reports and filings required to be filed with the FCC by any member of the Company Group with respect to the Company, any of its Subsidiaries, or any of the Company FCC Licenses have been timely filed. All such reports and filings are accurate and complete in all material respects. The Company and Subsidiaries maintain appropriate public inspection files at each Company Station location, as required by FCC rules.

Section 2.8 No Undisclosed Material Liabilities. Except (i) for liabilities and obligations reflected, disclosed or reserved against in the Reference Balance Sheet, (ii) for liabilities and obligations incurred in the ordinary course of the Company’s business consistent with past practice since the Balance Sheet Date, (iii) as set forth in Section 2.8 of the Company Disclosure Letter, (iv) liabilities arising under any Company Material Contract (other than from breach thereof by the Company or any of its Subsidiaries) and (v) for liabilities which would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Company and its Subsidiaries, taken as a whole, or to the ownership or use of the assets of the Company and its Subsidiaries, taken as a whole, since the Balance Sheet Date, the Company and its Subsidiaries have not incurred any liabilities or obligations that would be required by GAAP to be disclosed or reflected in or reserved against in a consolidated audited balance sheet or the notes thereto prepared in accordance with GAAP.

Section 2.9 Absence of Certain Changes. Since the Balance Sheet Date, except as otherwise expressly contemplated by this Agreement (including for the avoidance of doubt Section 4.13 and Section 4.19), (i) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practice, (ii) there has been no Material Adverse Effect and (iii) the Company has not taken any action that would, after the date hereof, be prohibited or omitted to take any action that would, after the date hereof, be required, as the case may be, by clauses (i) through (xxiv) of Section 4.1(a).

Section 2.10 Company Material Contracts.

(a) As of the date hereof, except as disclosed in Section 2.10 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by, and none of their respective assets are subject to, any Contract:

(i) (x) relating to Indebtedness or (y) that imposes any Lien (other than Permitted Liens) with respect to any material assets or properties of the Company or any of its Subsidiaries;

(ii) involving any joint venture, partnership, limited liability company or other similar agreements or arrangements;

(iii) relating to the acquisition, lease, sale, license, transfer or disposition of any business, capital stock or material assets of the Company, any of its Subsidiaries or any third Person or any material real property (whether by merger, sale of stock, sale of assets or otherwise), including any agreement that provides an option to acquire, lease, sell, license, transfer or dispose of any of the foregoing;

(iv) that (A) restricts in any material respect the conduct of business by the Company or any of its Subsidiaries or materially limits the freedom of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any area or during any period of time that has not expired or that would so limit the freedom of Buyer or its Affiliates or the Company or any of its Subsidiaries after the Closing or (B) contains exclusivity obligations or exclusivity restrictions binding on the Company or any of its Subsidiaries that are material to the Company Station(s) to which such Contract is applicable, or that would be binding on Buyer or any of its Affiliates after the Closing;

(v) with total annual payments by the Company or any of its Subsidiaries of more than $100,000 or under which the Company and its Subsidiaries made payments of more than $100,000 during the 12-month period ending prior to May 31, 2016, excluding, in each case, any Contracts that are Company Benefit Plans;

(vi) entered into outside the ordinary course of business (and, for the avoidance of doubt, excluding for the purposes of this subsection any advertising Contract) that provides for aggregate payments to the Company or its Subsidiaries over the remaining term of the agreement of more than $100,000 or under which payments of more than $100,000 were made to the Company or its Subsidiaries during the 12-month period ending prior to May 31, 2016;

(vii) with any current or former officer, director, employee or other individual service provider of the Company or any of its Subsidiaries (A) providing for annual compensation (including bonuses and commissions) in excess of $60,000, or (B) providing for severance, change in control, termination, retention or similar payments or that may not be terminated by giving notice of 30 days or less, without cost or penalty, in each case, for which the Company has ongoing obligations thereunder;

(viii) relating to any network affiliation arrangement that is material to the Company Station(s) to which such Contract is applicable;

(ix) for programming (including syndicated content from a third party) that is material to the Company Station(s) to which such Contract is applicable;

(x) for the sale of airtime, other than those entered into in the ordinary course of business consistent with past practice;

(xi) relating to any interest rate, derivatives or hedging transaction;

(xii) relating to any joint sales agreements, time brokerage agreements, local marketing agreements, or similar arrangement;

(xiii) relating to any trade, barter, or similar arrangement that is material to the Company Station(s) to which such Contract is applicable;

(xiv) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of the Company or any of its Subsidiaries or (B) the Company or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any other Person (in each case including any “take-or-pay” or keepwell agreement but excluding endorsements for the purpose of collection in the ordinary course of business consistent with past practice);

(xv) that prohibits the payment of dividends or distributions in respect of the capital stock or other equity interests of the Company or any of its Subsidiaries, or prohibits the pledging of the capital stock of the Company or any of its Subsidiaries;

(xvi) that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price in excess of $50,000;

(xvii) that provides for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is entered into in the ordinary course of business consistent with past practice;

(xviii) for any remaining capital expenditure in excess of $75,000, other than any capital expenditures to be made pursuant to the 2016 annual budget;

(xix) for the lease or servicing of hardware and other technology that are IT Systems (except for Software) that involve payments in excess of $50,000 over a twelve month period;

(xx) for the license to the Company or any of its Subsidiaries of (A) any Intellectual Property (other than Software) that is material to the business of the Company or any of the Company Stations (including without limitation any

Contract with a living natural Person whose name and/or likeness are material to the business of the Company or any of the Company Stations) and (B) any Software, other than (1) Contracts for commercial widely available off-the-shelf Software with annual license fees of less than $50,000 or (2) standard commercial service offerings that are generally commercially available on standard terms with annual or individual service fees of less than $50,000;

(xxi) that is a license of any Owned Intellectual Property by the Company or any Subsidiaries to a third party, but excluding any (A) marketing Contracts entered into in the ordinary course of business consistent with past practice that grant a non-exclusive right to use or practice Owned Intellectual Property, provided such right is incidental to such Contract and (B) Contracts in the form of nonexclusive end user terms of service (copies of the forms of which have been provided to Buyer) entered into by end users of Owned Intellectual Property in the ordinary course of business consistent with past practice;

(xxii) that contains any standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of another Person, except for any such Contract that is a confidentiality, non-disclosure or similar type of agreement;

(xxiii) which is a Lease;

(xxiv) that provides the Company or any of its Subsidiaries with national advertising sales representation that is material to the market cluster of Company Stations to which such Contract is applicable; or

(xxv) with any labor union or labor organization, or collective bargaining agreement, applicable to employees of the Company or any of its Subsidiaries.

(b) Each Contract disclosed (or required to be disclosed) in the Company Disclosure Letter pursuant to this Section 2.10 (each, a “Company Material Contract”) is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto (subject to the effects of applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity)), and is in full force and effect and enforceable in accordance with its terms. None of the Company, any Subsidiary of the Company or, to the Knowledge of the Company, any other party thereto is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms of, or, as of the date hereof, has provided or received any written notice of any intention to terminate, any such Company Material Contract. To the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would (i) constitute an event of material default thereunder or result in a termination thereof or (ii) cause or permit the acceleration of or other changes of or to any material right or obligation or the loss of any material benefit thereunder. A true, correct and complete copy of each Company Material Contract has been previously made available to the Buyer Parties.

Section 2.11 Properties.

(a) The Company and its Subsidiaries have (i) good and valid fee simple title to each Owned Real Property and (ii) good and valid leasehold interest in each Leased Real Property, in each case free and clear of any Lien other than Permitted Liens, except as would not reasonably be expected, individually or in the aggregate, to be material.

(b) Section 2.11(b) of the Company Disclosure Letter lists all real property owned by the Company or any of its Subsidiaries as of the date hereof (together with all buildings, structures, improvements and fixtures presently located thereon or attached or appurtenant thereto, the “Owned Real Property”). Section 2.11(b) of the Company Disclosure Letter also lists the address and owner of each parcel of Owned Real Property and identifies the name of any third party lessee of each such parcel. The Company and its Subsidiaries have not leased, or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof, except as would not reasonably be expected, individually or in the aggregate, to be material.

(c) Section 2.11(c) of the Company Disclosure Letter lists all real property leased by the Company or any of its Subsidiaries from a third party as of the date hereof (the “Leased Real Property”), including the address, landlord and tenant for each such lease. With respect to each of the Leases, to the Knowledge of the Company, the Company’s or any of its Subsidiaries’ possession of the Leased Real Property under such Lease has not been disturbed. The Company or any of its Subsidiaries has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.

(d) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (i) the Owned Real Property and Leased Real Property together comprise all of the real property used or intended to be used in, or otherwise related to, the business of the Company and its Subsidiaries and (ii) the tangible property (taken as whole) currently owned, leased or operated by the Company or any of its Subsidiaries has no material defects, is in in good operating condition and repair, and has been reasonably maintained consistent with the Company’s ordinary course past practices and is adequate and suitable for its present uses.

(e) With respect to Real Property, no condemnation or eminent domain proceeding is pending or, to the Knowledge of the Company, threatened in writing which could reasonably be expected to preclude or impair the use of any Real Property by the Company Stations. The Transmission Structures and the Transmission Equipment are

assets owned or leased, or otherwise used or held for use, by the Company or its Subsidiaries, except as would not reasonably be expected to materially interfere with the conduct of the business of Company and its Subsidiaries as currently conducted at the Real Property related thereto. The Company has full legal and practical access to the Real Property in all material respects. To the Knowledge of the Company, each parcel of Real Property is accessible without charge by a public right of way or is otherwise reasonably accessible for purposes of conducting the use of each such property, as currently conducted, including reasonable access between and among each transmitter building, the Transmission Structures corresponding thereto and, if applicable, each guy anchor supporting each such Transmission Structure. In all material respects, all ingress and egress to, from, between and among the transmitter building, the Transmission Structures corresponding thereto and, if applicable, each guy anchor supporting each such Transmission Structure are located entirely on the Real Property. None of the Transmission Structures or the use thereof violates in any material respect any restrictive covenants or, to the Knowledge of the Company, encroaches on any property owned by any other Person and all such Transmission Structures were constructed in conformity with all applicable “set-back” lines, easements and other restrictions or rights of record in all material respects.

Section 2.12 Intellectual Property.

(a) Section 2.12(a) of the Company Disclosure Letter lists as of the date hereof (i) all applications and registrations for trademarks, copyrights, trade names, service marks, domain names and patents (the “Registered IP”) and (ii) all unregistered trademarks, trade names or service marks material to the business of the Company or any of its Subsidiaries, taken as a whole, in each case of (i) and (ii) that are owned or purported to be owned by the Company or any of its Subsidiaries as of the date of this Agreement. The Company or one of its Subsidiaries owns all right, title and interest in each of (i) the items required to be set forth in Section 2.12(a) of the Company Disclosure Letter and (ii) any other Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries ((i) and (ii) collectively, the “Owned Intellectual Property”), free and clear of all Liens except for Permitted Liens.

(b) The Registered IP is subsisting and, to the Knowledge of the Company, valid and enforceable. All necessary registration, maintenance and renewal fees due as of the date of this Agreement in connection with such Registered IP have been made and all necessary documents, recordations and certificates in connection with such Registered IP have been filed with the relevant Governmental Authorities in the United States or other jurisdictions, as the case may be, for the purposes of prosecuting, perfecting and maintaining such Registered IP. No proceedings or Litigation (including reexamination or reissue proceedings) are pending or threatened, in a writing received by the Company, against the Company or any of the Subsidiaries which challenge the validity, enforceability, use or ownership of any Registered IP.

(c) The Company and its Subsidiaries have taken commercially reasonable actions to cause third parties to cease any known unauthorized use of any Trademarks that are Owned Intellectual Property (the “Company Marks”), including on social media. To the Knowledge of the Company, no third party has applied for registration of or used any of the Company Marks. The Company and its Subsidiaries control the nature and quality, in accordance with industry standards, of all products and services offered or sold under or in connection with the Company Marks.

(d) The operation of the businesses of the Company and its Subsidiaries does not, and during the past three years has not, infringed, misappropriated or otherwise violated the rights of any Person in Intellectual Property.

(e) During the past three years, neither the Company nor any of its Subsidiaries has received any written notice or written claim that it or they have infringed or, as applicable, misappropriated, or otherwise violated the rights of any Person in any Intellectual Property. To the Knowledge of the Company, no Person is infringing or, as applicable, misappropriating, or otherwise violating the Company’s or its Subsidiaries’ rights in any Owned Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole.

(f) All former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of the Company and its Subsidiaries who have contributed to or participated in the conception and development of Owned Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, have entered into valid and binding proprietary rights agreements with the Company or a Subsidiary vesting ownership of such Owned Intellectual Property in the Company or, as applicable, such Subsidiary, or the Company or a Subsidiary owns such Owned Intellectual Property as a matter of law. The Company and its Subsidiaries have taken commercially reasonable measures to protect its rights in all Owned Intellectual Property. There has been no disclosure by the Company or any of its Subsidiaries and, to the Knowledge of the Company, by any other Person, to any third party of any confidential information that is material to the conduct of the business of the Company or any of its Subsidiaries, other than pursuant to an agreement that includes confidentiality or non-disclosure provisions that are binding on such third party.

(g) None of the Software distributed or otherwise made available to any Person by the Company and its Subsidiaries contains any virus, Trojan horse, worm or other malicious code (collectively, “Harmful Code”), except as would not, individually or in the aggregate, be reasonably expected to be materially adverse to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries have implemented commercially reasonable procedures, to mitigate against the likelihood that such Software contains any Harmful Code.

(h) The information technology hardware and other systems (collectively, the “IT Systems”) and Software that are owned or licensed by the Company and its Subsidiaries are sufficient in all material respects for the current needs of their businesses and such IT Systems and Software have not suffered any outage or other failure during the past three years that has materially affected the operations of the Company or any of the Company’s Stations. The Company and its Subsidiaries have taken commercially reasonable steps, consistent with industry standard security practices, to protect their IT Systems and Software from unauthorized intrusions, security breaches, and other losses or impairments of data and related Software and, since January 1, 2015, to the Knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of such IT Systems or Software, or losses or impairment of data or related Software that has materially affected the operations of the Company or any of the Company’s Stations. The Company and its Subsidiaries have implemented commercially reasonable security policies, back-up and disaster recovery technology processes substantially consistent with industry practices.

(i) Neither the Company nor any of its Subsidiaries has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any source code to or other specifications or designs relating to Owned Intellectual Property (the “Company Source Code”), other than disclosures to employees, contractors and consultants (i) involved in the development of Company Source Code and (ii) subject to a written confidentiality or non-disclosure agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Source Code. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any transaction contemplated herein will result in a release from escrow or other delivery to a third party of any Company Source Code.

(j) No Owned Intellectual Property that is both (i) material to the business of the Company and its Subsidiaries, taken as a whole, and (ii) distributed or made available to Persons other than employees of the Company contains any Open Source Materials.

(k) To the Knowledge of the Company, the Company or its Subsidiaries own or have the right to use accounts registered on social media and similar online or digital communities or networks that are material to the business of the Company or any of the Company Stations.

(l) Since January 1, 2014, neither the Company nor any of its Subsidiaries has (i) been subjected to an audit in connection with any Contract under which Intellectual Property is licensed to it or them or (ii) received any written notice of any intent to conduct such an audit. Neither the Company nor any of its Subsidiaries has (i) been subjected to an audit by the Library of Congress Copyright Board or any similar Governmental Authority or (ii) received any written notice of any intent to conduct such an audit. Copies of any such audits referenced in this Section 2.12(l), whether initiated before or after January 1, 2014, that have not been finalized as of the date hereof have been provided to Buyer on or prior to the date hereof.

Section 2.13 Litigation. There is no, and during the past three years, there has not been any, (i) Litigation to which the Company or any of its Subsidiaries is a party (or arising out of, relating to or involving the business or any property or asset of the Company or any of its Subsidiaries) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries which, if adversely determined, would reasonably be expected to result in liability to the Company or any of its Subsidiaries in excess of $150,000 or would interfere in any material respect with the conduct of the business of Company and its Subsidiaries as currently conducted and (ii) material settlement agreements or similar written agreements with any Governmental Authority, or outstanding material Orders by any Governmental Authority against the Company or any of its Subsidiaries or any of their respective properties or assets.

Section 2.14 Compliance with Laws; Licenses and Permits.

(a) The Company and its Subsidiaries are, and during the past three years have been, in compliance in all material respects with all laws, statutes, ordinances, rules, directives, codes, regulations, judgments, writs, stipulations, awards, injunctions, rule of common law, Orders and decrees, in each case, of any Governmental Authority (“Laws”) to the extent applicable to the Company or any of its Subsidiaries or by which any material property or asset of the Company or any of its Subsidiaries is bound, and, to the Knowledge of the Company, as of the date hereof, are not under investigation by any Governmental Authority with respect to any actual or alleged material violation of any applicable Laws nor has any Governmental Authority indicated to the Company in writing an intention to conduct any such investigation.

(b) As of the date hereof, the Company has not received any written (or to the Knowledge of the Company, oral) communication from any Governmental Authority during the past three years, alleging any failure on its part to comply in any material respect with any Law.

(c) The Company and its Subsidiaries have all licenses, franchises, permits, certificates, approvals, registrations, and other similar authorizations issued by any Governmental Authority (other than the FCC) (each, a “Permit”) necessary to, affecting, or relating to, the ownership of the assets and/or the operation of the Company’s business as currently conducted, except those the failure of which to hold would not reasonably be expected, individually or in the aggregate, to be material to the Company or any of its Subsidiaries or to the operation of a Company Station (the “Company Permits”). The Company Permits are valid and in full force and effect, neither the Company nor any of its Subsidiaries is in material default under the Company Permits and none of the Company Permits will be terminated as a result of the transactions contemplated hereby. As of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of the pending suspension or cancellation of any Company Permits. To the Knowledge of the Company, no event has occurred or circumstance exists that would reasonably be expected to result in a material violation by the Company or any of its Subsidiaries of any applicable Law.

Section 2.15 Environmental Matters. Except as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Company and its Subsidiaries, taken as a whole:

(a) The Company and its Subsidiaries are in compliance with all applicable Environmental Laws and are in possession of, and in compliance with, all Permits required under applicable Environmental Laws;

(b) In the past three years, neither the Company nor any of its Subsidiaries has received from any Governmental Authority or other Person any notice of violation or alleged violation of, or liability arising under, any Environmental Law, other than any such violation, alleged violation or liability that has been resolved or for which there are no additional obligations;

(c) As of the date hereof, no Litigation is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries from any Governmental Authority or any Person regarding any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), arising under any Environmental Law with respect to the Company, the Real Property or the Company Stations;

(d) Neither the Company nor any of its Subsidiaries has released Hazardous Substances into the soil or groundwater at, under or from the Real Property (or, to the Knowledge of the Company, any property formerly owned or leased by the Company or any of its Subsidiaries during periods prior to the Company or its Subsidiaries’ ownership of the Real Property), which would reasonably be expected to result in investigation or cleanup by the Company or any of its Subsidiaries under applicable Environmental Laws;

(e) To the Knowledge of the Company, there are no Hazardous Substances at, on, under or emanating from any Real Property that are in excess of any concentration levels or standards prescribed under any applicable Environmental Law that would reasonably be expected to give rise to any investigation or cleanup obligation by the Company or any of its Subsidiaries under any Environmental Law;

(f) There are no underground storage tanks, polychlorinated biphenyls or asbestos-containing material located at any of the Real Property in a condition that constitutes a violation of an Environmental Law by the Company or any of its Subsidiaries and, any storage tanks (whether under or above ground) previously located at any such property were, to the Knowledge of the Company, at all times maintained, operated, sealed, closed and disposed of in accordance with all applicable Environmental Laws;

(g) There are no circumstances or conditions present at the operations of the Stations or any of the Real Property that would reasonably be expected to prevent the operations, when used and operated in the manner currently used and operated, from continuing to operate in material compliance with all applicable Environmental Laws; and

(h) The Company has made available for Buyer’s review a copy of all Phase I environmental site assessment and/or environmental compliance audit reports prepared in the past three years that are in the possession of the Company or any of its Subsidiaries in connection with the Real Property.

Section 2.16 Employees, Labor Matters, etc.

(a) Section 2.16(a) of the Company Disclosure Letter sets forth a list of full-time employees and part-time employees as of the most recent payroll period ending not less than three Business Days prior to the date hereof that the Company or any of its Subsidiaries employs as of such date and a list of individual consultants or independent contractors whom the Company or any of its Subsidiaries engages as of such date.

(b) Neither the Company nor any of its Subsidiaries is a party to or is otherwise bound by any collective bargaining agreement and, as of the date hereof, there are no labor unions or other organizations or groups representing any employees employed by the Company or any of its Subsidiaries. There is no pending or, to the Knowledge of the Company, threatened strike, slowdown, picketing or work stoppage by, or lockout of, or other similar labor activity or organizing campaign with respect to, any employees of the Company or any of its Subsidiaries as of the date hereof and there has been no such activity or campaign within the past three years. There are no actions, suits, claims, investigations or other legal proceedings against the Company or any of its Subsidiaries pending, or to the Knowledge of the Company, threatened in writing to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee of the Company or any of its Subsidiaries, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws. The Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws respecting labor, employment, employment practices, terms and conditions of employment, employee classification, wages and hours, collective bargaining, unlawful discrimination, civil rights, occupational safety, workers’ compensation, the payment of social security and similar Taxes and immigration. Neither the Company nor any of its Subsidiaries has engaged in any employee layoff activities with respect to which there are unsatisfied liabilities under the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local mass layoff statute, rule or regulation.

Section 2.17 Employee Benefit Plans and Related Matters; ERISA.

(a) Disclosure. Section 2.17(a) of the Company Disclosure Letter lists all material Company Benefit Plans as of the date hereof. The Company has made available to Buyer complete and correct copies of each such Company Benefit Plan, including, as applicable, (i) the plan document and amendments thereto or a written summary where such Company Benefit Plan is not in writing, (ii) the most recent summary plan descriptions and summary of material modifications, (iii) the most recent determination or opinion letter with respect to any Company Benefit Plan that is intended to be tax-qualified under applicable Law, (iv) a copy of each trust or other funding arrangement, (v) the most recent actuarial report and financial statements with respect to each such Company Benefit Plan, (vi) the most recent annual report on Form 5500 filed with respect to each such Company Benefit Plan and (vii) all non-routine filings made with any Governmental Authority within the past three years.

(b) Qualification. Each Company Benefit Plan intended to be qualified under section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS and no such determination letter has been revoked. To the Knowledge of the Company, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. Each Company Benefit Plan has been operated, maintained, funded and administered, in accordance with its terms and applicable Law, including ERISA and the Code, in all material respects.

(c) Liability; Compliance.

(i) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole, no liability under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries (other than for periodic premiums, all of which have been paid prior to the due date thereof).

(ii) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole, (A) other than routine claims for benefits in the ordinary course of business consistent with past practice, there are no pending or, to the Knowledge of the Company, threatened claims or other actions by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any Company Benefit Plan or the assets of any Company Benefit Plan; and (B) none of the Company

Benefit Plans is presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor or any other Governmental Authority, domestic or foreign. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole, no nonexempt “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) has occurred with respect to any Company Benefit Plan. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company or any of its Subsidiaries, no event has occurred and no condition exists that would subject the Company or any of its Subsidiaries to any Tax, fine, Lien, penalty or other liability imposed by ERISA or the Code with respect to any Company Benefit Plan.

(iii) No Company Benefit Plan is a Multiemployer Plan or is subject to Title IV of ERISA or the minimum funding standards of Section 302 of ERISA or Section 412 of the Code and, in the last six years, neither the Company, any of its Subsidiaries nor any of their ERISA Affiliates sponsored, maintained, contributed to or was obligated to contribute to a Multiemployer Plan or a “multiple employer plan” within the meaning of section 4063 or 4064 of ERISA or a plan that is subject to Title IV of ERISA.

(iv) With respect to each Company Benefit Plan that is subject to Title IV of ERISA, (A) no reportable event (within the meaning of Section 4043 of ERISA, other than an event for which the reporting requirements have been waived by regulations) has occurred or is expected to occur, (B) the plan is not in “at risk” status under Title IV of ERISA, (C) all benefits, contributions and premiums (and interest charges and penalties for late payment, if applicable) have been timely paid as required by and due under the terms of each Company Benefit Plan, including but not limited to payments to the Pension Benefit Guaranty Corporation (“PBGC”) and as otherwise required under applicable Law, (D) no proceeding has been or is reasonably expected to be commenced by the PBGC to terminate the plan, and (E) no liability has been incurred or is reasonably expected to be incurred under Section 4062(e), 4069 or 4212(c) of ERISA. Neither the Company nor any of its Subsidiaries has withdrawn from any pension plan under circumstances resulting (or expected to result) in a liability to the PBGC.

(v) None of the Company Benefit Plans provides or represents any obligation to provide post-termination or retiree health or welfare insurance benefits to any current or former employee of the Company or its Subsidiaries except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law and neither the Company nor its Subsidiaries has ever represented, promised or contracted (whether in written or oral form) to any current or former employee that such employee would be provided with post-termination or retiree health or welfare insurance benefits, except to the extent required by applicable Law. Each Company Benefit Plan that provides for retirement health or welfare benefits can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without material cost or liability to the Company or any of its Subsidiaries (other than non-material administrative expenses).

(vi) No Company Benefit Plan is a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code and any Company Benefit Plan listed in Section 2.17(c)(vi) of the Company Disclosure Letter complies in all material respects with Section 409A of the Code. No Company Benefit Plan or Contract provides for the indemnification, reimbursement or gross-up of any Taxes imposed by Section 409A of the Code.

(vii) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not (alone or in combination with any other event) result in payment of severance or any material increase in severance pay (other than severance required by applicable Law) for which Buyer would be liable, or an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries or any increased or accelerated funding obligation with respect to any Company Benefit Plan.

(viii) No payment or benefit which has been or may be made or provided to any employee of the Company or any of its Subsidiaries or any other “disqualified individual” (within the meaning of section 280G of the Code) could reasonably be expected to be characterized as an “excess parachute payment” under section 280G of the Code. No Company Benefit Plan or Contract provides for the gross-up, reimbursement or indemnification of any Taxes imposed by Section 4999 of the Code.

(ix) No Company Benefit Plan or Contract provides compensation or benefits to any employee or service provider of the Company or its Subsidiaries who resides or performs services primarily outside of the United States.

Section 2.18 Tax Matters.

(a) Filing and Payment. All Tax Returns required to be filed by, on behalf of, or with respect to, the Company or any of its Subsidiaries (each, a “Taxpayer” and collectively the “Taxpayers”) have been duly and timely filed and are true, complete and correct. Section 2.18(a) of the Company Disclosure Letter lists, as of the date hereof, all of the states, territories and jurisdictions in which such income or franchise Tax Returns with respect to each Taxpayer were filed for the past three years. No claim has been received in writing from any Governmental Authority in a jurisdiction where any Taxpayer does not file a Tax Return asserting that a Taxpayer is or may be subject to Taxes in any such jurisdiction that would be covered by such Tax Return. All Taxes (whether or not reflected on such Tax Returns) for which any Taxpayer is liable have been duly and timely paid. All Taxes required to be withheld by any Taxpayer have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or, to the extent not yet due and payable, properly set aside in accounts for such purpose. Each Taxpayer has complied in all material respects with all information reporting and backup withholding provisions of applicable Law, including the collection and retention of all required exemption certificates and other comparable documentation supporting any claimed exemption or waiver of Taxes on sales or other transactions as to which any Taxpayer would have been obligated to collect or withhold a material amount of Taxes.

(b) Procedure and Compliance. As of the date hereof: (i) no written agreement waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes with respect to any Taxpayer has been filed or entered into with any Governmental Authority; (ii) the time for filing any Tax Return with respect to any Taxpayer has not been extended to a date later than the date of this Agreement; (iii) no Taxes with respect to any Taxpayer are under audit or examination by any Governmental Authority; and (iv) no Governmental Authority has asserted in writing any deficiency with respect to Taxes against any Taxpayer with respect to any taxable period for which the period of assessment or collection remains open.

(c) Closing Agreements and Consolidation. No Taxpayer (i) has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state or local law), in either case that would be binding upon any Taxpayer after the Closing Date, (ii) is or has been a member of any affiliated, consolidated, combined or unitary group (that includes any Person other than the Company and its Subsidiaries) for purposes of filing Tax Returns, (iii) has any liability for the Taxes of any Person (other than another member of the Company Group) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law or (iv) is a party to or bound by any Tax sharing, Tax allocation, Tax indemnification or similar agreement or arrangement (other than customary commercial agreements the primary subject matter of which is not Taxation).

(d) Certain Events. No Taxpayer will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the day immediately preceding the Closing Date, as a result of any (i) change in (or improper use of) method of accounting for a taxable period ending on or prior to the Closing Date including any adjustment under Section 481 of the Code (or any corresponding provision of state, local or foreign income Tax law) on or prior to the Closing Date, (ii) installment sale or open transaction made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing; or (iv) election under Section 108(i) of the Code (or any corresponding provision of state, local or foreign Tax law). None of the Company and its Subsidiaries that is required to file a U.S. federal income Tax Return has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c) within the last five years.

(e) Liens. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any property or assets of any Taxpayer.

(f) S Corp Election. At all times since October 1, 1999, the Company (and any predecessor of the Company) has had in effect a valid election to be treated as an S corporation within the meaning of Sections 1361 and 1362 of the Code and in each state where the Company is required to file Tax Returns in respect of income (or similar) tax (collectively, the “S Election”).

(g) QSub Status. At all times since October 1, 1999, each Subsidiary has been properly treated as a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code.

(h) Other than as provided in Section 2.17, the representations and warranties set forth in this Section 2.18 are the sole representations and warranties of the Company relating to Taxes and no other representations or warranties of the Company contained in this Agreement shall be construed to cover any matter involving Taxes.

Section 2.19 Insurance. Section 2.19 of the Company Disclosure Letter lists all current property and liability insurance policies covering the Company, its Subsidiaries or the assets of the Company and its Subsidiaries. All such insurance policies are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably believes to be prudent in accordance with industry practices or as is required by Law or in order to not be in material breach of or default under of any Company Material Contract, and no premiums thereon are past due (and, as of the Closing Date, no premiums thereon will be past due), and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any policy is not willing or able to perform its obligations thereunder has been received by the Company or any of its Subsidiaries. True and complete copies of all such policies have been made available to Buyer. Neither the Company nor any of its Subsidiaries is in material breach or default of any of such insurance policies. Neither the Company nor any of its Subsidiaries has made any claim under any such insurance policy during the two-year period prior to the date of this Agreement, with respect to which an insurer has, in a written notice to the Company or any of its Subsidiaries, denied coverage.

Section 2.20 Finders’ Fees. Except for Rockdale Partners, whose fees and expenses (unless paid by the Company on or prior to the Closing Date) will be Unpaid Transaction Expenses and will be paid in the manner set forth in Section 1.7(b)(iii), there is no investment banker, broker, finder or other intermediary retained by, or authorized to act on behalf of, the Stockholders, the Company or any of its Subsidiaries, who might be entitled to any fee or commission from Buyer or any of its Affiliates (including, after the Closing, the Surviving Corporation) upon consummation of the transactions contemplated hereby.

Section 2.21 Affiliate Transactions. Section 2.21 of the Company Disclosure Letter sets forth as of the date hereof all Contracts or other transactions, agreements or binding arrangements between the Company or any of its Subsidiaries, on the one hand, and any (i) Affiliate of the Company, (ii) Stockholder, (iii) Affiliate of any Stockholder or (iv) officer or director of the Company or any of its Subsidiaries, on the other hand (other than any such Contracts, transactions, agreements or arrangements which would be a Company Benefit Plan) (provided that solely for purposes of this Section 2.21 the Company’s Subsidiaries shall not be deemed to be Affiliates of the Company).

Section 2.22 Privacy.

(a) The Company’s or any of its Subsidiaries’ collection, use or disclosure of Personal Information from or about listeners to the Company Stations or users of the Company’s technology platforms, including, without limitation, websites, web pages, interactive features, applications, Twitter and Facebook pages, and mobile application (“Platforms”), is being and, for the past three years, has been conducted in material compliance with Privacy Laws, applicable Contracts with other Persons and with the then-current Privacy Policies and terms of use posted on the applicable Platform, except, in each case, as would not, individually or in the aggregate, be reasonably expected to be materially adverse to the Company and its Subsidiaries, taken as a whole.

(b) The Company’s written listener or user facing privacy policies, including any privacy policies or similar disclosures contained on any websites or mobile applications maintained by or on behalf of the Company or otherwise communicated by the Company in writing to third Persons (collectively, the “Privacy Policies”), are, and during the past three years, have been, complete, accurate, and fully implemented, except, in each case, as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Company and its Subsidiaries, taken as a whole.

(c) Assuming the Surviving Corporation maintains, implements and enforces the Company’s existing Privacy Policies, neither this Agreement nor the transactions contemplated hereby will violate any of the Company’s Privacy Policies as they currently exist. With respect to all Personal Information collected by the Company, the Company has taken commercially reasonable measures to protect such Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse. For the past three years, to the Knowledge of the Company, there has been no (i) theft, breach, loss, or other misuse of any Personal Information or (ii) unauthorized disclosure of electronic communications or Personal Information to any third party, including any Governmental Authority.

Section 2.23 Advertisers. Section 2.23(a) of the Company Disclosure Letter sets forth a complete and accurate list of the advertisers that have provided, whether pursuant to a Contract or otherwise, aggregate payments to the Company or its Subsidiaries of $300,000 or more during the 12-month period ending on May 31, 2016 (collectively, the “Material Advertisers”), showing the aggregate total payments to the Company or its Subsidiaries for each such advertiser for such 12-month period. Except as set forth on Section 2.23(b) of the Company Disclosure Letter, as of the date hereof, to the Knowledge of the Company, none of the Material Advertisers listed on Section 2.23(b) of the Company Disclosure Letter have terminated their relationship with the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, has the Company or any of its Subsidiaries received written notice that any Material Advertiser listed on Section 2.23(b) of the Company Disclosure Letter intends to stop doing business with the Company or any of its Subsidiaries.

Section 2.24 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO BUYER OR MERGERCO OR THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE II, THE COMPANY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, WITH RESPECT TO THE COMPANY AND ITS SUBSIDIARIES OR THE TRANSACTIONS CONTEMPLATED HEREBY INCLUDING AS TO THE CONDITION, VALUE, QUALITY OR PROSPECTS OF THEIR BUSINESSES OR THEIR ASSETS, AND THE COMPANY SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO ITS ASSETS, ANY PART THEREOF, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT, SUBJECT TO THE EXPRESS TERMS OF THIS AGREEMENT, SUCH SUBJECT ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND BUYER AND MERGERCO HAVE RELIED SOLELY ON THEIR OWN EXAMINATION AND INVESTIGATION THEREOF AND ON THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY SET FORTH IN THIS ARTICLE II.

ARTICLE 3

Representations and Warranties of the Buyer Parties

Except (a) as set forth in the Buyer Disclosure Letter (it being understood and agreed that each disclosure set forth in the Buyer Disclosure Letter shall be deemed to qualify or modify each of the representations and warranties set forth in this Article 3 to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent from the text of the disclosure made) and (b) as disclosed in the Buyer SEC Documents that were publicly available on the website of the SEC at least two Business Days prior to the date hereof and after December 31, 2014 (provided that nothing disclosed in such Buyer SEC Documents shall be deemed to be a qualification of or a modification to the representations and warranties set forth in Section 3.2, Section 3.3, Section 3.10(b) or Section 3.16), solely to the extent it is reasonably apparent solely from the face of such disclosure that any such disclosure set forth in such Buyer SEC Documents would qualify the applicable representations and warranties contained herein, and other than disclosures in the “Risk Factors” sections of any such filings and any other disclosures included in such filings that are predictive or forward-looking in nature, Buyer hereby represents and warrants to the Company as of the date of this Agreement and as of the Closing Date as follows:

Section 3.1 Corporate Status.

(a) Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. MergerCo is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. Buyer is duly qualified to do business as a foreign corporation and is in good standing (where such concept is recognized) in all jurisdictions in which it is required to be so qualified or in good standing, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Buyer Material Adverse Effect. Each of the Organizational Documents of Buyer is in full force and effect, and Buyer is not in violation of any of the provisions of such documents other than immaterial violations. Buyer has the corporate power and authority to own and operate Buyer’s Stations, to use the Buyer Station assets and to carry on the business of the Buyer Stations.

(b) MergerCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of MergerCo is validly issued, fully paid and non-assessable and is owned, beneficially and of record, by an indirect, wholly owned subsidiary of Buyer free and clear of all Liens.

(c) Except for (i) obligations or liabilities incurred in connection with its incorporation or organization, (ii) this Agreement or in furtherance of the transactions contemplated hereby and (iii) as would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of MergerCo to fully perform its covenants and obligations under this Agreement, MergerCo has not incurred, directly or indirectly, through any of its Subsidiaries or Affiliates, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 3.2 Corporate and Governmental Authorization.

(a) Each Buyer Party has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the Buyer Stockholder Approval and the adoption of this Agreement by the sole stockholder of MergerCo (which adoption will occur within 24 hours of the execution of this Agreement), to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement by each Buyer Party and all of the Ancillary Documents and Investor Agreements to be executed and delivered by either Buyer Party to the Company, the performance of each Buyer Party’s obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action of each Buyer Party other than the Buyer Stockholder Approval and adoption of this Agreement by the sole stockholder of MergerCo, and, other than obtaining the Buyer Stockholder Approval and the adoption of this Agreement by the sole stockholder of MergerCo, no additional corporate proceedings on the part of any Buyer Party are necessary to authorize the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been, and at the time they are executed and delivered each Ancillary Document to which a Buyer Party is a party will be, duly executed and delivered by each applicable Buyer Party. This Agreement does, and when executed the Ancillary Documents and Investor Agreements to which a Buyer Party is a party will, constitute a legal, valid and binding obligation of each such Buyer Party, enforceable against each such Buyer Party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).

(b) The execution, delivery and performance of this Agreement by each Buyer Party and the consummation of the transactions contemplated hereby (including the Merger) require no material action by or in respect of, or filing with or notification to, any Governmental Authority with respect to the Buyer Parties other than (i) the filing of the Certificate of Merger with the Delaware Secretary of State, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the Buyer FCC Licenses or Communications Laws (including obtaining the FCC Consent), (iv) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. federal or state securities Laws or “blue sky” Laws, including the filing with the SEC of an information statement to be filed by Buyer with respect to the Buyer Stockholder Approval (as amended or supplemented from time to time, the “Information Statement”) and (v) any actions or filings under Law (other than the Laws referred to in clause (ii), (iii) and (iv)) the absence of which would not reasonably be expected, individually or in the aggregate, to materially impair, prevent or materially delay the ability of Buyer to consummate the transactions contemplated by this Agreement (including the Merger).

(c) The affirmative vote of stockholders who collectively own a majority of the outstanding shares of Buyer’s voting stock in favor of the issuance of the Common Stock Consideration as required under the rules of NASDAQ (the “Buyer Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of Buyer necessary to approve the transactions contemplated by this Agreement.

Section 3.3 Non-Contravention. The execution and delivery of this Agreement by each Buyer Party and the performance of its obligations hereunder (including the Merger) do not (i) conflict with or breach any provision of the Organizational Documents of either Buyer Party, (ii) assuming compliance with the matters referred to in Sections 3.2(b) and (c), conflict in any material respect with or materially breach any provision of any Law applicable to either Buyer Party or any of their respective properties or assets, (iii) require any notice to or consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancellation, amendment, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Contract that is material to Buyer or any of its Subsidiaries or any material Permit affecting either Buyer Party, except in each case as would not reasonably be expected, individually or in the aggregate, to be materially adverse to Buyer and its Subsidiaries, taken as a whole, or to prevent or materially delay the Closing or (iv) result in the creation or imposition of any material Lien other than Permitted Liens on any property or assets of either Buyer Party.

Section 3.4 Financing.

(a) Buyer has delivered to the Company a true, complete and correct copy of a fully executed commitment letter dated as of the date hereof (the “Commitment Letter”) from Royal Bank of Canada and U.S. Bank National Association pursuant to which the Debt Financing Sources party thereto have agreed, subject to the terms and conditions set forth therein, to provide the debt financing in an aggregate amount set forth therein for the purposes of financing the transactions contemplated by this Agreement (including funding the Cash Consideration) and related fees and expenses. The debt financing committed pursuant to the Commitment Letter is collectively referred to in this Agreement as the “Financing.” Buyer has delivered to the Company true, complete and correct copies of any fee letters related to the Commitment Letter, subject, in the case of such fee letters, to redaction solely of fee and other provisions that are customarily redacted in connection with merger agreements of this type.

(b) Except as expressly set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Debt Financing Sources party thereto to provide the Financing or any contingencies that would permit such Debt Financing Sources to reduce the total amount of the Financing. Assuming the satisfaction of the conditions set forth in Sections 6.1, 6.2 and 6.3, as of the date hereof, Buyer does not have any reason to believe that it will be unable to satisfy (on the date on which the Closing is required to occur pursuant to Section 1.2) all terms and conditions to be satisfied by it in the Commitment Letter on or prior to the Closing Date, nor does Buyer have knowledge as of the date hereof that any of the Debt Financing Sources party thereto will not perform its obligations thereunder.

(c) Assuming the Financing is funded in accordance with the Commitment Letter, the amount of funds to be provided pursuant to the Financing, together with any cash-on-hand of Buyer and its Subsidiaries, shall provide Buyer with cash proceeds on the Closing Date sufficient for the satisfaction of all of Buyer’s and MergerCo’s obligations under this Agreement and under the Commitment Letter to pay (i) the Cash Consideration and (ii) the fees and expenses of Buyer and MergerCo related to the transactions contemplated hereby.

(d) The Commitment Letter is a legal, valid and binding obligation of Buyer and, to the Knowledge of Buyer, the other parties thereto, and is in full force and effect. As of the date hereof, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Buyer under the terms and conditions of the Commitment Letter. Buyer has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement, and will pay in full any additional amounts due on or before the Closing Date. The Commitment Letter has not been modified, amended or altered as of the date hereof and none of the commitments under the Commitment Letter has been withdrawn or rescinded in any respect, and, to the Knowledge of Buyer, no withdrawal or rescission thereof is contemplated as of the date of this Agreement.

(e) In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Buyer or any Affiliate or any other financing or other transactions be a condition to any of Buyer’s or MergerCo’s obligations hereunder.

Section 3.5 Solvency. Assuming the accuracy of the representations and warranties set forth in Article 2 and that (a) the conditions to the obligation of Buyer and MergerCo to consummate the Merger have been satisfied or waived and (b) the Financial Statements fairly present the consolidated financial condition of the Company and its Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its Subsidiaries for the periods covered thereby, then at and immediately after the Effective Time, after giving effect to all of the transactions contemplated by this Agreement, including the Financing, Buyer and the Surviving Corporation will be Solvent. For purposes of this Section 3.5, “Solvent” means, with respect to any Person, that, as of any date of determination:

(a) the fair saleable value (determined on a going concern basis) of the assets of such Person shall be greater than the total amount of such Person’s liabilities (contingent or otherwise) as of such date;

(b) such Person shall be able to pay its debts and obligations as of such date in the ordinary course of business as they become due; and

(c) such Person will not have, as of such date, an unreasonably small amount of capital to carry on its businesses and all businesses in which it is about to engage.

Section 3.6 Litigation.

(a) There is no Litigation pending against, or, to the Knowledge of Buyer, threatened in writing against or affecting, either Buyer Party before any court or arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin or materially delay the ability of Buyer to consummate the transactions contemplated by this Agreement (including the Merger).

(b) All material Litigation involving Buyer or its Subsidiaries as of the date hereof is disclosed in the Buyer SEC Documents.

Section 3.7 FCC Licenses.

(a) Buyer or its Subsidiaries are the holders of the licenses, permits, authorizations, and registrations set forth in Section 3.7 of the Buyer Disclosure Letter. Section 3.7 of the Buyer Disclosure Letter sets forth as of the date hereof: (i) all of the licenses, permits, authorizations, and registrations issued by the FCC to Buyer or its Subsidiaries and (ii) all of the licenses, permits, authorizations, and registrations that are required to operate or are otherwise material to the Buyer’s business ((i) and (ii) collectively, the “Buyer FCC Licenses”). Neither Buyer nor any of its Subsidiaries holds any license, permit, authorization, or registration respecting any broadcast facility other than the stations specifically identified in Section 3.7 of the Buyer Disclosure Letter.

(b) The Buyer FCC Licenses are in full force and effect in accordance with their terms and have not been revoked, suspended, canceled, rescinded, adversely modified, or terminated and have not expired. The Buyer Subsidiary holding each Buyer FCC License is, under existing law and the existing rules, regulations, policies and procedures of the FCC, qualified to do so and to own and operate the facilities authorized thereby.

(c) Section 3.7 of the Buyer Disclosure Letter sets forth as of the date hereof all applications, pending before the FCC and (i) submitted by Buyer or any of its Subsidiaries or (ii) respecting the Buyer, any of its Subsidiaries, or any Buyer FCC License. To the Knowledge of Buyer, there are no facts or circumstances that might reasonably be expected to (i) result in the FCC’s refusal to renew any Buyer FCC License, (ii) materially delay the FCC’s renewal of any Buyer FCC License, (iii) result in a challenge to any application seeking renewal of any Buyer FCC License, (iv) cause the FCC to impose a material condition or conditions on its renewal of any Buyer FCC License, or (v) cause the FCC to renew any Buyer FCC License on terms materially different than those in existence as of the date hereof.

(d) No action is pending or to Buyer’s Knowledge threatened by or before the FCC to revoke, suspend, cancel, rescind or materially and adversely modify any of the Buyer FCC Licenses (other than proceedings to amend FCC rules of general applicability). There is not issued, outstanding, or threatened, by or before the FCC, any order to show cause, notice of violation, notice of apparent liability or order of forfeiture against Buyer or any of its Subsidiaries that would reasonably be expected to: (i) result in any such action or (ii) otherwise materially and adversely affect the operations of Buyer or any of its Subsidiaries.

Section 3.8 Buyer SEC Documents; Undisclosed Liabilities; Financial Statements, etc.

(a) Buyer has filed or furnished, as applicable, on a timely basis, all required reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements with the Securities and Exchange Commission (“SEC”) (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case, including all exhibits and schedules thereto and documents incorporated by reference therein, as have been supplemented, modified or amended since the time of filing, the “Buyer SEC Documents”) during the past three years. Each of the Buyer SEC Documents, at the time of its filing or being furnished, complied, or if not yet filed or furnished, will comply, in all material respects, with the applicable requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”) and the Sarbanes-Oxley Act of 2002, and any rules and regulations promulgated thereunder applicable to the Buyer SEC Documents. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Buyer SEC Documents did not, and any Buyer SEC

Documents filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) Buyer has described in the Buyer SEC Documents and, to the extent required by Law, filed with, the SEC all Contracts or other transactions, agreements or binding arrangements between Buyer or any of its Subsidiaries, on the one hand, and any (i) Affiliate of Buyer, (ii) Beasley Holder or holder of more than 5 percent of Buyer’s Class A common stock, (iii) Affiliate of any Beasley Holder or any holder of more than 5 percent of Buyer’s Class A common stock or (iv) officer or director of Buyer or any of its Subsidiaries, on the other hand.

(c) Except (i) for liabilities and obligations disclosed or reserved against in the financial statements included in the Buyer SEC Documents, (ii) for liabilities and obligations incurred in the ordinary course of Buyer’s business consistent with past practice since December 31, 2015, (iii) as set forth in Section 3.8 of the Buyer Disclosure Letter and (iv) for liabilities which would not reasonably be expected, individually or in the aggregate, to be material to Buyer and its Subsidiaries, taken as a whole, since December 31, 2015, Buyer and its Subsidiaries have not incurred any liabilities or obligations that would be required by GAAP to be disclosed or reflected in or reserved against in a consolidated audited balance sheet or the notes thereto prepared in accordance with GAAP.

(d) The financial statements of Buyer (including any related notes and schedules thereto) contained in or incorporated by reference into the Buyer SEC Documents (the “Buyer Financial Statements”) have been, or if contained in Buyer SEC Documents that have not yet been filed or furnished, will be, prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the rules and regulations of the SEC applicable to such Quarterly Report on Form 10-Q). The Buyer Financial Statements present, or if contained in Buyer SEC Documents that have not yet been filed or furnished will, accurately reflect the books and records of Buyer and its Subsidiaries and present fairly in all material respects the consolidated financial position, results of operations and cash flows of Buyer and its Subsidiaries at and for the respective periods indicated (subject, in the case of the unaudited financial statements included in the Buyer Financial Statements, to normal year-end adjustments and any other adjustments described therein and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act).

(e) Each of the principal executive officer of Buyer and the principal financial officer of Buyer has made all certifications required by Rule 13a-14 or Rule 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC promulgated thereunder with respect to the Buyer SEC

Documents and the statements contained in such certifications are true and accurate. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act of 2002.

(f) Buyer maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rules 13a-15 or 15d-15 of the Exchange Act that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of Buyer are being made only in accordance with authorizations of management, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Buyer’s assets that could have an adverse effect on Buyer’s financial statements. Buyer maintains disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Such disclosure controls and procedures are designed and maintained to ensure that information relating to Buyer, including its consolidated subsidiaries, required to be disclosed in Buyer’s reports under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Buyer’s principal executive officer and its principal financial officer by others employed by Buyer to allow timely decisions regarding required disclosure under the Exchange Act and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Buyer has disclosed to its auditors and the audit committee of its Board of Directors (A) any “significant deficiency” or “material weaknesses” (as such terms are defined in Rule 1-02(a)(4) of Regulation S-X) in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect its ability to timely record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees of Buyer and its subsidiaries who have a significant role in its internal controls over financial reporting.

(g) Buyer is in compliance in all material respects with the listing and corporate governance rules and regulations of NASDAQ applicable to Buyer.

Section 3.9 Capitalization; Stock Consideration.

(a) The authorized capital stock of Buyer as of July 15, 2016 consists of 150,000,000 shares of Class A common stock, par value $0.001 per share, of which 9,584,286 are issued of which 6,654,024 are outstanding and 2,930,262 are held in treasury, 75,000,000 shares of Class B common stock, par value $0.001 per share, of which 16,662,743 shares are issued and outstanding and 10,000,000 shares of preferred stock, par value $0.001 per share, of which none are issued and outstanding. All of the issued and outstanding shares of Buyer’s capital stock have been duly authorized, validly issued and are fully paid and nonassessable and were not issued in violation of the preemptive, subscription or similar rights of any Person.

(b) Except as set forth in Section 3.9(a), there are no outstanding (i) shares of capital stock of or other voting or equity interests in Buyer, (ii) securities of Buyer convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Buyer, (iii) options, warrants or other rights or agreements, commitments or understandings of any kind to acquire from Buyer, or other obligation of Buyer or any of its Subsidiaries or any of the Beasley Holders to issue, acquire, transfer or sell, any shares of capital stock of or other voting or equity interests in Buyer or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Buyer, (iv) obligations of Buyer or any of its Subsidiaries to grant, extend or enter into a subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, Buyer, (v) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, Buyer, (vi) voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of capital stock of Buyer or other voting or equity interests in Buyer or any of its Subsidiaries or to which Buyer or any of its Subsidiaries or any of the Beasley Holders is a party or by which Buyer or any of its Subsidiaries or any of the Beasley Holders is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in Buyer or any of its Subsidiaries or any such agreements or understandings to which Buyer or any of its Subsidiaries or any of the Beasley Holders is a party which restrict the transfer of any such shares, (vii) contractual obligations or commitments of any character requiring the registration for sale of any shares of capital stock of or other voting or equity interests in Buyer or any of its Subsidiaries or (viii) obligations of any kind with respect to any phantom stock rights, phantom stock appreciation rights or other phantom equity interest related to the capital stock of Buyer. No shares of capital stock of Buyer were issued in violation of any Law. There are no outstanding obligations of Buyer or any of its Subsidiaries or any of the Beasley Holders to repurchase, redeem or otherwise acquire any securities of Buyer referred to in clause (i) – (v) of the foregoing sentence.

(c) The shares of Buyer capital stock issuable as part of the Stock Consideration will have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been fully paid and non-assessable and the issuance thereof will not be subject to any pre-emptive rights. The issuance of the shares of Buyer capital stock as part of the Stock Consideration requires the vote or approval of the shareholders of Buyer under the rules of NASDAQ.

Section 3.10 Absence of Certain Changes. Since December 31, 2015, except as otherwise expressly contemplated by this Agreement, (a) the business of Buyer and its Subsidiaries has been conducted in all material respects in the ordinary course and (b) there has been no Buyer Material Adverse Effect.

Section 3.11 Compliance with Laws; Licenses and Permits.

(a) Buyer and its Subsidiaries are, and during the past three years have been, in compliance in all material respects with all Laws to the extent applicable to Buyer or any of its Subsidiaries or by which any material property or asset of Buyer or any of its Subsidiaries is bound, and, to the Knowledge of Buyer, as of the date hereof are not under investigation by any Governmental Authority with respect to any actual or alleged material violation of any applicable Laws nor has any Governmental Authority indicated to Buyer in writing an intention to conduct any such investigation.

(b) As of the date hereof Buyer has not received any written (or to the Knowledge of the Buyer, oral) communication from any Governmental Authority during the past three years, alleging any failure on its part to comply in any material respect with any Law.

(c) Buyer and its Subsidiaries have all Permits necessary to, affecting, or relating to, the ownership of the material assets and/or the operation of the Buyer’s business as currently conducted, except those the failure of which to hold would not reasonably be expected, individually or in the aggregate, to be material to Buyer or any of its Subsidiaries or to the operation of a Buyer Station (the “Buyer Permits”). The Buyer Permits are valid and in full force and effect, neither Buyer nor any of its Subsidiaries is in material default under the Buyer Permits and none of the Buyer Permits will be terminated as a result of the transactions contemplated hereby. As of the date hereof neither Buyer not any of its Subsidiaries has received written notice of the pending suspension or cancellation of any Buyer Permits.

Section 3.12 Employees, Labor Matters, etc. Neither Buyer nor any of its Subsidiaries is a party to or is otherwise bound by any collective bargaining agreement and, as of the date hereof, there are no labor unions or other organizations or groups representing any employees employed by Buyer or any of its Subsidiaries. There is no pending or, to the Knowledge of Buyer, threatened strike, slowdown, picketing or work stoppage by, or lockout of, or other similar labor activity or organizing campaign with respect to, any employees of Buyer or any of its Subsidiaries as of the date hereof.

Section 3.13 Employee Benefit Plans and Related Matters; ERISA.

(a) Qualification. Each Buyer Benefit Plan intended to be qualified under section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS and no such determination letter has been revoked. To the Knowledge of Buyer, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any such Buyer Benefit Plan.

(b) Title IV Plans. No Buyer Benefit Plan is a Multiemployer Plan or is subject to Title IV of ERISA or the minimum funding standards of Section 302 of ERISA or Section 412 of the Code and, in the last six years, neither Buyer, any of its Subsidiaries nor any of their ERISA Affiliates sponsored, maintained, contributed to or was obligated to contribute to a Multiemployer Plan or a “multiple employer plan” within the meaning of section 4063 or 4064 of ERISA or a plan that is subject to Title IV of ERISA.

Section 3.14 Tax Matters.

(a) All material Tax Returns required to be filed by, on behalf of or with respect to Buyer or any of its Subsidiaries have been duly and timely filed and are complete and correct in all material respects. All material Taxes (whether or not reflected on such Tax Returns) required to be paid by Buyer or any of its Subsidiaries have been duly and timely paid. All material Taxes required to be withheld by Buyer or any of its Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose.

(b) The representations and warranties set forth in this Section 3.14 are the sole representations and warranties of Buyer relating to Taxes and no other representations or warranties of Buyer contained in this Agreement shall be construed to cover any matter involving Taxes.

Section 3.15 Finders’ Fees. Except for RBC Capital Markets, LLC, whose fees and expenses will be paid by Buyer, there is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Buyer who might be entitled to any fee or commission from Buyer or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 3.16 No Additional Representations; Inspection. Each of Buyer and MergerCo acknowledges and agrees that it (a) has made its own independent review and investigations into and, based thereon, has formed an independent judgment concerning, the Company’s business, assets, condition, operations and prospects of the Company and its Subsidiaries, (b) has had such time as it deems necessary and appropriate to fully and completely review and analyze such information, documents and other materials provided or made available to Buyer or any of its respective directors, officers, employees, equityholders, agents, representatives, Debt Financing Sources or Affiliates by or on behalf of the Company and (d) has been provided an opportunity to ask questions of and receive answers from the Company with respect to such information, documents and other materials. In entering into this Agreement, each of Buyer and MergerCo has relied solely upon its own investigation and analysis and the representations and warranties of the Company set forth in this Agreement or the Company Disclosure Letter, and each of Buyer and MergerCo acknowledges that, except for the representations and warranties set forth in this Agreement or the Company

Disclosure Letter, (x) none of the Company or any of its Subsidiaries or any of their respective directors, officers, employees, Affiliates, equityholders, agents or representatives makes or has made any representation or warranty, either express or implied, including any implied warranty of merchantability or suitability, (i) as to the accuracy or completeness of any of the information provided or made available to Buyer or any of its respective directors, officers, employees, equityholders, agents, representatives, Debt Financing Sources or Affiliates or (ii) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Buyer or any of its directors, officers, employees, equityholders, agents, representatives, Debt Financing Sources or Affiliates and (y) it has not been induced by or relied upon any representation, warranty, inducement, promise or other statement, express or implied, made by the Company or any of its Subsidiaries or any of their respective directors, officers, employees, Affiliates, equityholders, agents or representatives or any other person.

ARTICLE 4

Certain Covenants

Section 4.1 Conduct of the Business.

(a) Conduct of Business of the Company. From the date hereof until the Closing, except as otherwise expressly contemplated by this Agreement (including, for the avoidance of doubt, Section 1.7(f)(iv), Section 4.13 and Section 4.19), as required by Law or as set forth in Section 4.1(a) of the Company Disclosure Letter or otherwise requested or consented to in writing by Buyer, which consent shall not be unreasonably conditioned, withheld or delayed, the Company shall and shall cause its Subsidiaries to (a) conduct their respective businesses in the ordinary course in substantially the same manner as currently conducted and (b) use commercially reasonable efforts to (i) preserve substantially intact their respective business organizations and (ii) preserve their material assets and material properties, and the Company shall not and shall not permit any of its Subsidiaries to:

(i) amend or otherwise change its certificate of incorporation or by-laws or take or authorize any action to wind up its affairs or dissolve;

(ii) (A) amend in any respect or terminate any Company Benefit Plan or collective bargaining agreement or establish any new arrangement that would (if it were in effect on the date hereof) constitute a Company Benefit Plan, including the entry into any new employment Contracts or the renewal of any employment contract with any employees, provided that the Company may renew employment Contracts with employees if such renewals are consistent with the Company’s 2016 annual budget, which has been provided to Buyer prior to the date hereof and which reflects the actions taken by the Company in 2016 prior to the date hereof to reduce costs, including staff reductions, (B) take any action to increase the rate of compensation or accelerate the vesting or payment of compensation or benefits payable or to become payable to any of its current or former employees, officers or other individual service providers, (C) grant any severance or termination payments or benefits to any of its current or former employees or other individual service providers, or (D) grant or materially amend the terms of any equity based awards (with respect to equity securities of the Company or any of its Subsidiaries) granted to any current or former employees, officers or other individual service providers, other than, in each case, to the extent required under any Company Benefit Plan in effect on the date hereof or by applicable Law;

(iii) hire any officer of the Company;

(iv) issue, sell or grant options, warrants or rights to purchase or subscribe to, enter into any arrangement or contract with respect to, issuing, selling, transferring, granting, delivering or authorizing, propose agree to or commit to the issuance or sale of, or redeem, repurchase or otherwise acquire any securities of the Company or any of its Subsidiaries or securities convertible into, or exchangeable or exercisable for, any such securities or make any changes (by combination, reorganization or otherwise) in the capital structure of the Company or any of its Subsidiaries;

(v) sell, assign, transfer, pledge, dispose of, lease, license, mortgage, encumber, abandon, dedicate to the public, permit to lapse or fail to maintain or grant any Lien (other than a Permitted Lien) on, any of its material property or assets, in each case, except for the sale of property or assets that are obsolete in the ordinary course of business consistent with past practice;

(vi) make any change to its accounting policies, methods, procedures or practices, except as required by GAAP or applicable Law;

(vii) make, change or revoke any material accounting method for federal income tax purposes or any material election in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim, assessment or collection of Taxes, file any amended material Tax Return or take any other action with respect to Taxes that would reasonably be expected to materially increase the present or future Tax liability or materially decrease any present or future Tax asset of the Buyer or any of its Affiliates (including the Taxpayers) on or after the Closing Date;

(viii) merge or consolidate with any other Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(ix) assume, amend, modify, renew, extend, waive any material provisions of or terminate any Company Material Contract or any agreement that provides for aggregate payments to the Company or its Subsidiaries of more than $300,000 during any 12-month period;

(x) enter into any Contract that would be a Company Material Contract if entered into prior to the date hereof or any agreement that provides for aggregate payments to the Company or its Subsidiaries of more than $300,000 during any 12-month period;

(xi) incur, create, assume or otherwise become liable for any Indebtedness (other than drawings under the Company’s current credit facilities to fund the Company’s and its Subsidiaries’ payroll requirements and related taxes and expenses which will be paid off at the Effective Time) or issue any debt securities or, assume or guarantee or endorse the obligations of any Person (other than a Subsidiary of the Company);

(xii) (A) declare, set aside or pay any dividend or other distribution (whether in stock or property) in respect of, or make any other actual, constructive or deemed distribution with respect to, its capital stock, except dividends paid by a direct or indirect wholly-owned Subsidiary of the Company to the Company or any of the Company’s other direct wholly-owned Subsidiaries, or (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(xiii) make or commit to make any capital expenditures or commitments for capital expenditures in excess of $500,000 in the aggregate in any calendar quarter (or incur any obligations or liabilities in connection therewith);

(xiv) forgive, cancel or compromise any non-de minimis debt or claim, or waive or release any right of non-de minimis value;

(xv) fail to pay or satisfy when due any liability of the Company or any of its Subsidiaries in excess of $50,000 (other than any such liability that is being contested in good faith);

(xvi) (A) modify any Company FCC Licenses or surrender, allow to terminate, or fail to renew any Company FCC License, (B) apply to the FCC for any license, authorization, or take any other action before the FCC, that would reasonably be expected to materially restrict the present operations of the Company or any of its Subsidiaries, (C) fail to remain qualified under the Communications Laws to perform its obligations hereunder, hold the Company FCC Licenses, and own and operate the facilities authorized thereby or (D) apply to the FCC for any construction permit that would materially restrict the Company’s present operations;

(xvii) settle or compromise (i) any pending or threatened Litigation relating to this Agreement or the transactions contemplated hereby or (ii) any other Litigation (A) having a value or in an amount in excess of $150,000, except as required under the terms of applicable insurance policies where the liability of the Company and its Subsidiaries, in the aggregate, in respect thereof does not exceed the portion of the applicable deductible under such insurance policy required to be paid by the Company or its Subsidiaries, or (B) involving equitable relief to be imposed on the Company, its Subsidiaries or any of their respective assets;

(xviii) acquire (by merger, consolidation or acquisition of stock, securities or assets or otherwise) any interest in any Person, any business or any assets with a value in excess of $10,000, excluding (A) acquisitions of assets in the ordinary course of business or pursuant to the Company’s 2016 annual budget which has been provided to Buyer prior to the date hereof and (B) capital expenditures made in accordance with Section 4.1(a)(xiii);

(xix) make any loans, advances or capital contributions to, or investments in, any other Person (other than any Subsidiary of the Company), except for reasonable expense and travel advances in the ordinary course of business consistent with past practice to employees of the Company and its Subsidiaries; or

(xx) (A) make any material change in the buildings, leasehold improvements, or fixtures of the Company or any of its Subsidiaries that is not in the ordinary course of business consistent with past practice;

(xxi) terminate or permit any material Company Permit to lapse, other than in accordance with the terms and regular expiration of any Company Permit, or fail to apply on a timely basis for any renewal of any material Company Permit;

(xxii) make or commit to make any format changes at any Company Stations;

(xxiii) fail to maintain in full force and effect the insurance policies set forth on Section 2.19 of the Company Disclosure Letter;

(xxiv) exercise or fail to exercise any rights of renewal with respect to any Lease of Leased Real Property that by its terms would otherwise expire; or

(xxv) agree or commit to do any of the foregoing.

(b) Conduct of Business of Buyer. From the date hereof until the Closing, except as otherwise expressly contemplated by this Agreement, as required by Law, by a Governmental Authority of competent jurisdiction or by the rules or requirements of NASDAQ, or as set forth in Section 4.1(b) of the Buyer Disclosure Letter or otherwise requested or consented to in writing by the Company, which consent shall not be unreasonably conditioned, withheld or delayed, Buyer shall and shall cause its Subsidiaries to (a) conduct their respective businesses in the ordinary course in substantially the same manner as currently conducted and (b) use commercially reasonable efforts to (i) preserve substantially intact their respective business organizations and (ii) preserve their material assets and material properties, and Buyer shall not and shall not permit any of its Subsidiaries to:

(i) amend or otherwise change its certificate of incorporation or by-laws or take or authorize any action to wind up its affairs or dissolve;

(ii) issue, sell or grant options, warrants or rights to purchase or subscribe to, enter into any arrangement or contract with respect to, issuing, selling, transferring, granting, delivering or authorizing, propose agree to or commit to the issuance or sale of, or redeem, repurchase or otherwise acquire any securities of Buyer or any of its Subsidiaries or securities convertible into, or exchangeable or exercisable for, any such securities (other than the issuance of shares of Buyer capital stock as Stock Consideration pursuant to this Agreement and grants of equity awards in the ordinary course of business consistent with past practice to employees or other service providers of Buyer or any of its Subsidiaries) or make any changes (by combination, reorganization or otherwise) in the capital structure of Buyer or any of its Subsidiaries;

(iii) make any material change to its accounting policies or practices, except as required by GAAP or applicable Law;

(iv) merge or consolidate with any other Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(v) (A) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property) in respect of, or make any other actual, constructive or deemed distribution with respect to, its capital stock, except (x) dividends paid by a direct or indirect wholly-owned Subsidiary of Buyer to Buyer or any of Buyer’s other direct wholly-owned Subsidiaries and (y) Buyer’s routine quarterly dividend declared and paid in the ordinary course of business consistent with past practice, or (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(vi) materially adversely modify any Buyer FCC Licenses or surrender, allow to terminate, or fail to renew any material Buyer FCC License, or fail to remain qualified under the Communications Laws to perform its obligations hereunder, hold the Buyer FCC Licenses, and own and operate the Buyer Stations;

(vii) acquire (by merger, consolidation or acquisition of stock, securities or assets or otherwise) any interest in any Person, any business or any assets with a value in excess of $10,000,000, excluding acquisitions of assets in the ordinary course of business and capital expenditures; or

(viii) agree or commit to do any of the foregoing.

Section 4.2 Access to Information; Confidentiality; Books and Records.

(a) From the date hereof until the Closing, the Company shall, and shall cause each of its Subsidiaries to, (i) give Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, personnel, other facilities, books and records of the Company and its Subsidiaries, (ii) furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company and its Subsidiaries as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of the Company and the Company’s Affiliates to cooperate with Buyer.

(b) From the date hereof until the Closing, Buyer shall, and shall cause each of its Subsidiaries to, (i) give the Company, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, personnel, other facilities, books and records of Buyer and its Subsidiaries, (ii) furnish to the Company, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to Buyer and its Subsidiaries as such persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of Buyer to cooperate with the Company.

(c) Anything to the contrary in Section 4.2(a) and Section 4.2(b) notwithstanding, (i) access rights pursuant to Section 4.2(a) and Section 4.2(b) shall be exercised during normal business hours, upon reasonable advance notice and in such manner as not to interfere unreasonably with the conduct of the Company’s or Buyer’s business, as applicable, (ii) the Company or Buyer, as applicable, may withhold any document (or portions thereof) or information (A) that is subject to the terms of a non-disclosure agreement with a third party, (B) that may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s counsel, constitutes a waiver of any such privilege or (C) if the provision of access to such document (or portion thereof) or information, as determined by such party’s counsel, would reasonably be expected to conflict with applicable Laws or fiduciary duty (it being agreed that, in the event that the exceptions set forth in clauses (A), (B) or (C) apply, the Company and Buyer shall cooperate in good faith to design and implement alternative disclosure arrangements to enable the requesting party to evaluate any such information without jeopardizing such restrictions) and (iii) neither party nor any of its Affiliates or representatives shall have any obligation to provide the other party or its representatives access to the properties or assets of such party or its Subsidiaries to conduct any subsurface or Phase II environmental investigation, or sampling or testing of any environmental medium.

(d) All information provided to Buyer pursuant to this Section 4.2 prior to the Closing shall be held by Buyer as Evaluation Material (as defined in the Confidentiality Agreement, dated as of January 13, 2016, between the Company and Buyer (the “Confidentiality Agreement”)) and shall be subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall continue in full force and effect until the Closing, at which time it shall automatically terminate and shall have no further force or effect.

(e) All information provided to the Stockholders pursuant to this Section 4.2 prior to the Closing shall be held by the Stockholders as Evaluation Material (as defined in the Confidentiality Agreement, dated as of March 2, 2016, between the Company and Buyer (the “Buyer Confidentiality Agreement”)) and shall be subject to the Buyer Confidentiality Agreement, the terms of which are incorporated herein by reference. The Buyer Confidentiality Agreement shall continue in full force and effect until the second anniversary of the date hereof, at which time it shall automatically terminate and shall have no further force or effect.

Section 4.3 Efforts to Close. Subject to the terms and conditions herein provided (including Section 4.4), each of Buyer, MergerCo and the Company shall use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the closing conditions set forth in Article 6).

Section 4.4 Governmental Approvals; Third Party Consents.

(a) The Company and the Buyer Parties shall cooperate (i) to use reasonable best efforts to make as promptly as practicable all filings and applications with and to,

and obtain, as promptly as practicable, all licenses, permits, consents, approvals, authorizations, qualifications and orders of, applicable Governmental Authorities to consummate the transactions contemplated by this Agreement and (ii) to use commercially reasonable efforts to obtain, in form and substance reasonably acceptable to the other, consents from other Persons, if any, listed on Section 2.3 of the Company Disclosure Letter.

(b) In furtherance of the provisions set forth in Section 4.4(a), the Company and Buyer shall (i) file or cause to be filed as promptly as practicable, but in no event later than ten (10) Business Days following the execution and delivery of this Agreement, with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) all notification and report forms that may be required for the transactions contemplated hereby and thereafter provide as promptly as practicable any supplemental information requested in connection therewith pursuant to the HSR Act and (ii) include in each such filing, notification and report form referred to in the immediately preceding clause (i) a request for early termination or acceleration of any applicable waiting or review periods. In connection therewith, the Company and Buyer shall (A) furnish to the other party such reasonably necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act, (B) subject to applicable Laws, provide the other party with a draft of any filing or submission and a reasonable opportunity to review such draft before making or causing to be made such filing or submission, and consider in good faith the timely offered views of such other party regarding such filing or submission, (C) not extend any applicable waiting or review periods or enter into any agreement with a Governmental Authority to delay or not to consummate the transactions contemplated hereby to be consummated on the Closing Date, except with the prior written consent of the other party, (D) not initiate any substantive contact with any Governmental Authority in respect of any filing or proceeding contemplated by this Section 4.4(b) unless they have engaged in prior consultation with the other party and given the other party the opportunity to participate and (E) keep each other reasonably apprised of the status of any material communications with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other applicable Governmental Authority. All filing fees incurred in connection with the HSR Act will be split equally between Buyer and the Company.

(c) In furtherance of the provisions set forth in Section 4.4(a), as soon as practicable after the date of this Agreement, but no later than ten (10) Business Days following the execution and delivery of this Agreement, Buyer and the Company shall, and shall cause their respective Subsidiaries to prepare and cooperate in submitting to the FCC applications seeking FCC consent to the transactions contemplated hereby (“FCC Applications”) and all other materials necessary and proper in connection with such FCC Applications. The FCC Applications shall include all necessary applications with the FCC to request consent to the assignment of the FCC licenses and authorizations set forth in Section 4.4(c) of Buyer’s Disclosure Letter to a qualified divestiture trust, in order to comply with the provisions of Section 73.3555(a) of the FCC’s rules (the “Divestiture Application”). Buyer and the Company shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to (i) prosecute the FCC Applications and obtain the FCC Consent as expeditiously as reasonably practicable, including the expeditious submission of any additional information requested by the FCC or required by applicable Law (whether through an amendment to the FCC Applications or otherwise), (ii) to the extent practicable, provide the other party with a reasonable opportunity to review and comment on any proposed submission to the FCC before it is filed, and any communication to the FCC before it is initiated, (iii) provide the other party with copies of any material written communications to or from the FCC with respect to the FCC Applications, and relay the substance of any oral communications from the FCC with respect to the FCC Applications expeditiously upon receipt, (iv) notify the other party or party as soon as reasonably practicable in the event it becomes aware of any other facts or circumstances that directly or indirectly may affect the issuance of the FCC Consent, (v) oppose any petitions to deny or other objections filed with respect to the FCC Applications and any requests for reconsideration or judicial review of the FCC Consent to the extent such petition, objection or request for reconsideration or review relates to such party and (vi) not knowingly take any action that would reasonably be expected to materially delay, materially impede or prevent receipt of the FCC Consent and its becoming a Final Order. Except as otherwise provided in this Agreement, each party will be solely responsible for the expenses incurred by it in the preparation, filing and prosecution of its respective portion(s) of the FCC Applications; however, the fees paid to the FCC in conjunction with the FCC Applications will be split equally between Buyer and the Company.

(d) Buyer agrees to take promptly all actions that are necessary or reasonably advisable or as may be required by any Governmental Authority to expeditiously consummate the transactions contemplated by this Agreement, including (A) committing to or effecting, by consent decree, hold separate orders, trust or otherwise, selling, licensing or otherwise divesting of, or holding separate and agreeing to sell, license or otherwise dispose of, any entities, assets or facilities of the Company or any of its Subsidiaries or any entity, facility or asset of Buyer or its Affiliates, (B) terminating, amending or assigning existing relationships and contractual rights and obligations (other than terminations that would result in a breach of a contractual obligation to a third party) and (C) amending, assigning or terminating existing licenses or other agreements (other than terminations that would result in a breach of a license or such other agreement with a third party) and entering into such new licenses or other agreements, in each case so long as such actions would not result in a Material Adverse Effect or a Buyer Material Adverse Effect. In the event any claim, action, suit, investigation or other proceeding by any Governmental Authority or other Person is commenced which questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, the parties hereto agree to cooperate and use reasonable best efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use reasonable best efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby.

(e) Anything to the contrary in this Agreement notwithstanding, (i) nothing herein shall obligate or be construed to obligate Buyer, the Company or any of their respective Subsidiaries or Affiliates to make, or to cause to be made, any payment to any third party in order to obtain the consent or approval of such third party under any Contract and (ii) neither the Company nor any of its Subsidiaries will be permitted to waive any right, modify any Contract, or offer any accommodation or concession (financial or otherwise) to any third party (other than payments of de minimis amounts) in order to obtain the consent or approval of such third party under any Contract without the consent of Buyer. With respect to any Company Material Contract scheduled as an exception to Section 2.3, the Company, on the one hand, and Buyer, on the other hand, shall each cooperate in good faith and shall use commercially reasonable efforts to obtain any such consent prior to the Closing.

Section 4.5 Exclusive Dealing. Other than as contemplated by Section 4.13, during the period from the date of this Agreement through the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, take, nor shall it permit any of their respective Affiliates, officers, directors, employees, representatives, consultants, financial advisors, attorneys, accountants or other agents to take, any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or respond to any proposals or inquiries from, or enter into any agreement with any Person (other than Buyer, MergerCo and/or their respective Affiliates) (or authorize or consent to any of the foregoing actions) concerning any direct or indirect purchase of beneficial ownership of any of the Company’s or any of its Subsidiaries’ equity securities or any merger, sale of substantial assets or similar transaction involving the Company and its Subsidiaries, other than assets sold in the ordinary course of business, in accordance with Section 4.1(a) (each such acquisition transaction, an “Acquisition Transaction”); provided, however, that each of Buyer and MergerCo hereby acknowledges that prior to the date of this Agreement, the Company has provided information relating to the Company and its Subsidiaries and has afforded access to, and engaged in discussions with, other Persons in connection with a proposed Acquisition Transaction. As of the date of this Agreement, the Company has terminated access to the electronic data room maintained by the Company and its advisors for every third party except Buyer, MergerCo and their respective Affiliates, officers, employees and advisors and has terminated any discussions regarding an Acquisition Transaction with any such third party and has requested that each such third party return to the Company or destroy all “Evaluation Material” (as such term is defined by the confidentiality agreement between the Company and such third party).

Section 4.6 Employees and Employee Benefits.

(a) For a period beginning on the Closing Date and continuing thereafter for 12 months (the “Continuation Period”), Buyer shall provide, or shall cause the Company and its Affiliates to provide, employees of the Company and its Subsidiaries as of the Closing who continue employment with the Company following the Closing (the “Company Employees”) with (i) rates of annual base salary or wage level and annual and target cash bonus opportunities disclosed to Buyer prior to the date hereof (excluding performance goals and the value of long-term incentives, to the extent applicable) that are at least equal to that provided to each such Company Employee by the Company or its Subsidiaries on the Closing Date, and (ii) subject to the requirements of Buyer’s group health and welfare plan, employee benefits (excluding long-term incentives, to the extent applicable) that are no less favorable than the benefits and terms and conditions provided to each such Company Employee by the Company or its Subsidiaries immediately prior to the Closing Date or provided to similarly situated employees of Buyer and its Affiliates; provided, however, that, subject to the other provisions of this Section 4.6, nothing herein shall be deemed to limit the right of Buyer, the Company or any of their respective Affiliates to (A) terminate the employment of any Company Employee at any time, (B) change or modify the terms or conditions of employment for any Company Employee or (C) change or modify any employee benefit plan or arrangement.

(b) For all purposes under the employee benefit plans, programs and arrangements established or maintained by Buyer, the Company and their respective Affiliates in which Company Employees may be eligible to participate during the Continuation Period (the “New Benefit Plans”), each Company Employee shall be credited with the same amount of service as was credited by the Company and its Affiliates as of the Closing under similar or comparable Company Benefit Plans (including for purposes of eligibility participation, vesting, benefit accrual and eligibility to receive benefits); provided that such crediting of service shall not operate to duplicate any benefit or the funding of any benefit and shall not enable any Company Employee to be entitled to receive any benefit under the New Benefit Plans that would exceed any limitation of general application thereunder. In addition, and without limiting the generality of the foregoing, during the Continuation Period, (i) with respect to any New Benefit Plans in which the Company Employees may be eligible to participate following the Closing, each Company Employee will immediately be eligible to participate in such New Benefit Plans, without any waiting time, to the extent coverage under such New Benefit Plans replaces coverage under a similar or comparable Company Benefit Plan in which such Company Employee was eligible to participate immediately before such commencement of participation (such plans, collectively, the “Old Benefit Plans”) and (ii) for purposes of each New Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Buyer, the Company and its Subsidiaries shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Benefit Plan to be waived for such Company Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Company Benefit Plan as of the Closing Date. During the Continuation Period, Buyer, the Company and its Subsidiaries shall, to the extent permitted by applicable Law (including, but not limited to ERISA), use commercially reasonable efforts to cause any eligible expenses incurred by such Company Employee and his or her covered dependents during the portion of the plan year in which the Company Employee participates in the Old Benefit Plans and ending on the date such Company Employee’s participation in the corresponding New Benefit Plan begins to be taken into account under such New Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Benefit Plan.

(c) With respect to any Company Employee whose employment is terminated by Buyer during the Continuation Period or by the Company or any of their respective Affiliates during the Continuation Period, Buyer shall provide, or shall cause its Affiliates to provide, severance benefits to such Company Employee, which shall be determined and payable in accordance with the severance benefit plan or agreement maintained by the Company or any of its Affiliates for the benefit of such Company Employee immediately prior to the Closing Date, taking into account such Company Employee’s period of continuous service with the Company, Buyer and their respective Affiliates immediately prior to such termination in determining the amount of severance benefits payable.

(d) This Section 4.6 shall be binding upon and inure to the benefit of each of the parties to this Agreement, and nothing in this Section 4.6, express or implied, shall confer on any other Person any rights or remedies of any nature whatsoever. Nothing contained in this Section 4.6 shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 4.6 shall not create any right in any Company Employee or any other Person to any continued employment with the Company, Buyer or its Affiliates or any other Person or compensation or benefits of any nature or kind whatsoever.

Section 4.7 Director and Officer Liability, Indemnification and Insurance.

(a) Buyer and MergerCo agree that all rights to indemnification or exculpation now existing in favor of the current and former directors, officers, employees and agents of the Company and each of its Subsidiaries, as provided in their respective Organizational Documents or otherwise in effect as of the date hereof with respect to any matters occurring prior to the Effective Time, shall survive the Merger and shall continue in full force and effect until the sixth anniversary of the Effective Time and that the Company and its Subsidiaries will perform and discharge their respective obligations to provide such indemnity and exculpation after the Merger. To the maximum extent permitted by applicable Law, such indemnification shall be mandatory rather than permissive, and the Surviving Corporation shall advance reasonable and documented out-of-pocket expenses actually incurred in connection with such indemnification as provided in such entity’s Organizational Documents or other applicable agreements; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Person is not entitled to indemnification or to the extent otherwise required by Law. For a period of six years from the Effective Time, the indemnification and liability limitation or exculpation provisions of the Company’s and its Subsidiaries’ Organizational Documents shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors, officers, employees or agents of the Company or any of its Subsidiaries, unless such modification is required by applicable Law.

(b) Prior to or at the Closing, the Company shall purchase a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are covered by the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies as of the date hereof or at the Effective Time with respect to matters occurring prior to the Effective Time. Such policy shall provide coverage that is at least equal to the coverage provided under the Company’s and its Subsidiaries’ current directors’ and officers’ liability insurance policies, underwritten by one or more insurers with an A.M. Best rating no less than the A.M. Best rating of the insurers of the current policies. Each of the Company and Buyer shall pay 50% of the costs of such “tail” policy for such six-year period. Following the Closing, Buyer shall cause the Surviving Corporation to, and the Surviving Corporation shall maintain in effect for a period of six years after the Effective Time without any lapses in coverage, such policy in full force and effect and continue to honor the obligations thereunder.

(c) The directors, officers, employees and agents of the Company and each of its Subsidiaries entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 4.7 are intended to be third-party beneficiaries of this Section 4.7. For the avoidance of doubt, this Section 4.7 shall survive the consummation of the Merger and shall be binding on all successors and assigns of Buyer and the Surviving Corporation.

Section 4.8 Financing.

(a) Buyer shall use its reasonable best efforts to take and cause to be taken, all actions, and use its reasonable best efforts to do, or cause to be done, all things necessary,

proper or advisable to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letter as promptly as practicable taking into account customary blackout periods, but in any event, on or prior to the End Date, including (i) maintaining in effect the Commitment Letter in accordance with its terms, (ii) negotiating definitive agreements with respect to the Financing (the “Definitive Agreements”) on terms and conditions (including, as necessary, the “flex” provisions contained in any related fee letter) that are no less favorable to Buyer in the aggregate than those contained in the Commitment Letter (taking into account the exercise of such “flex” provisions), (iii) satisfying all conditions applicable to Buyer or Merger Sub in the Commitment Letter and the Definitive Agreements at or prior to the Closing that are within Buyer’s or any of its Affiliates’ control (other than those conditions and obligations that are waived by the Debt Financing Sources) and otherwise complying with its obligations thereunder and (iv) enforcing its rights under the Commitment Letter. In the event that all conditions contained in any Commitment Letter and Sections 6.1 and 6.2 of this Agreement have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) or waived, Buyer shall use reasonable best efforts to cause the Debt Financing Sources to comply with their respective obligations, including to fund the Financing required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses on the Closing Date. Buyer shall give the Company prompt notice of (x) any material breach by any party to the Commitment Letter or any Definitive Agreement of which Buyer has become aware or (y) or any termination of the Commitment Letter.

(i) Buyer shall not, without the prior written consent of the Company: (A) permit any amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letter if such amendment, modification, waiver or remedy (i) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (ii) reduces the amount of the Financing, (iii) adversely affects the ability of Buyer to enforce its rights against the Debt Financing Sources party to the Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Buyer to enforce its rights against such Debt Financing Sources party to the Commitment Letter as in effect on the date hereof or in the Definitive Agreements or (iv) could otherwise reasonably be expected to prevent, substantially impede or substantially delay the consummation of the Merger and the other transactions contemplated by this Agreement; provided that, for the avoidance of doubt, Buyer may without the prior written consent of the Company amend the Commitment Letter to add lenders, lead arrangers, book-runners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement (with any reference in this Agreement to the “Debt Financing Sources” being deemed to include such additional parties) or (B) terminate the Commitment Letter. Buyer shall promptly deliver to the Company copies of any such amendment, modification, waiver or replacement after their execution.

(ii) In the event that any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Buyer will (1) use reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with the available portion of the Financing and any cash-on-hand of Buyer and its Subsidiaries, to consummate the transactions contemplated by this Agreement and to pay related fees and expenses) on terms and conditions that are no less favorable, in the aggregate, to Buyer or the Company than those contained in the Commitment Letter from the same or other sources and which do not include any conditions to the consummation of such alternative debt financing that are more onerous than the conditions set forth in the Financing and (2) promptly notify the Company of such unavailability and the reason therefor. For the purposes of this Agreement, the term “Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Commitment Letter remaining in effect at the time in question). Buyer shall provide the Company with prompt notice of (1) any material breach or default by any party to the Commitment Letter or the Definitive Agreements of which Buyer has become aware and (2) the receipt of any written notice or other written communication from any Debt Financing Source with respect to any breach, default, termination or repudiation by any party to the Commitment Letter or the Definitive Agreements of any provision thereof, in each case, if such breach or default would reasonably be expected to affect the timely availability of, or the amount of, the Financing. Buyer shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing. The foregoing notwithstanding, compliance by Buyer with this Section 4.8(a) shall not relieve Buyer of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(b) Prior to the Closing, the Company shall use its reasonable best efforts to take and cause its Subsidiaries and its representatives to, provide, such cooperation as may be reasonably requested by Buyer in connection with and necessary for the arrangement of the Financing, including (i) upon reasonable advance notice by Buyer, participating at a reasonable time in a customary bank meeting with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Financing and the members of senior management of the Company, (ii) reasonably facilitating the pledging of collateral as may be reasonably requested by Buyer or the Debt Financing Sources and to provide guarantees and security documents and other customary deliverables of the Company or its Subsidiaries (excluding for the avoidance of doubt, any solvency certificate), provided that any related obligation shall be effective no earlier than the Effective Time, (iii) furnishing Buyer and the Debt Financing Sources as promptly as reasonably practicable following the delivery of a written request therefor to the Company by Buyer (which notice shall state with specificity the information requested) with such financial and other information regarding the Company as is customarily required of a subsidiary in connection with the execution of financings of a type similar to the Financing and as is reasonably requested by Buyer to consummate any portion of the Financing (provided that the Company will have no obligation to prepare pro forma financial information or post-closing financial information), (iv) assisting Buyer with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents reasonably necessary for any portion of the Financing, (v) cooperating with Buyer’s legal counsel with respect to any legal opinion that such legal counsel may be required to deliver in connection with the Financing by providing necessary supporting documentation, backup certificates, organizational documents, good standings and incumbency certificates, (vi) reasonably cooperating with the marketing efforts of Buyer and the Debt Financing Sources for all or any portion of the Financing, (vii) using reasonable best efforts to provide (A) documents reasonably requested by Buyer or the Debt Financing Sources relating to the repayment of the existing Indebtedness of the Company and its Subsidiaries and the release of related Liens, including customary payoff letters, lien releases and termination statements, and (B) documentation and other information required by applicable bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act and (viii) cooperating with the Debt Financing Sources’ due diligence investigation, to the extent customary and reasonable; it being understood that the Company shall have satisfied its obligations set forth in clauses (i) through (viii) of this sentence unless there has occurred a willful and material breach of the Company’s or its Subsidiaries’ obligations under this Section 4.8(b). The foregoing notwithstanding, (A) neither the Company nor its Subsidiaries, nor any Persons who are directors of the Company or its Subsidiaries shall be required to pass resolutions or consents to approve or authorize the execution of the Financing or execute or deliver any certificate, document, instrument or agreement that is effective prior to the Effective Time or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Effective Time, (B) no obligation of the Company or any of its Subsidiaries or any of their respective representatives undertaken pursuant to the foregoing shall be effective until the Effective Time and (C) none of the Company or its Subsidiaries nor any of their respective representatives shall be required to pay any commitment or other similar fee or incur any other cost or expense that is not simultaneously reimbursed by Buyer in connection with the Financing prior to the Closing. Nothing contained in this Section 4.8(b) otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Financing. Buyer shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses, including all reasonable and documented out-of-pocket fees and expenses of counsel and other advisors, incurred by the Company, its Subsidiaries or their respective representatives in connection with the cooperation contemplated by this Section 4.8 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them at the request of Buyer pursuant to this Section 4.8(b) and any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries), except to the extent such losses arose out of or result from the fraud of the Company, any of its Subsidiaries or any of their respective representatives.

(c) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing.

Section 4.9 Notice of Certain Events. During the period between the date hereof and the Closing, each of the Company and Buyer shall promptly notify the other of: (a) any notice or other communication received by such party from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (b) any notice or other communication received by such party from any Governmental Authority in connection with the transactions contemplated by this Agreement; (c) any Litigation commenced or, to the Knowledge of the Company or Buyer, as applicable, threatened that (1) if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to this Agreement or (2) otherwise relates to this Agreement or the consummation of the transactions contemplated hereby and (d) any (1) inaccuracy of any representation or warranty contained in this Agreement or (2) failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, in each case that would reasonably be expected to cause any of the conditions to the other party’s obligation to close set forth in Article 6 not to be satisfied; provided, however, that failure of the Company or Buyer to give such notice shall not constitute a breach of this Agreement and shall not affect the other party’s obligations to close the transactions contemplated hereby.

Section 4.10 Control of Company Stations. Buyer shall not, directly or indirectly, control, supervise or direct the operation of the Company’s business prior to Closing. Consistent with the Communications Laws, control, supervision and direction of the operation of the Company’s business prior to Closing shall remain the responsibility of the holders of the Company FCC Licenses.

Section 4.11 Public Announcements. Except as required by applicable Law or the rules or regulations of any applicable stock exchange or Governmental Authority to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with and allow the other party reasonable time to comment on such release or announcement in advance of such issuance, neither Buyer nor the Company shall make, or permit any of its Affiliates or representatives to make, any public announcement in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the other party. The parties shall mutually agree upon a joint press release to be issued on the date hereof and at the Closing regarding the transactions contemplated by this Agreement.

Section 4.12 Further Assurances. From time to time after the Closing Date, at the request of another party, without further consideration, each of the parties shall execute and deliver to such requesting party, or shall cause to be executed and delivered to such requesting party, such additional instruments or documents, and shall take or cause to be taken such other action, as such requesting party may reasonably request in order to consummate more effectively the transactions contemplated hereby.

Section 4.13 Post-Signing Restructuring Actions. Prior to the Closing Date, the Company shall undertake any and all steps necessary or advisable to:

(a) consummate (i) the sale of the radio towers owned by the Company and its Subsidiaries set forth on Section 4.13(a) of the Company Disclosure Letter (the “Towers”) and, to the extent set forth on Section 4.13(a) of the Company Disclosure Letter, the related real property (the “Tower Disposition”) or (ii) if the Tower Disposition does not occur prior to the Closing Date, the distribution of the Towers (and to the extent contemplated by Section 4.13(a) of the Company Disclosure Letter, the related real property) to the Stockholders, in which event, the Stockholders shall use their commercially reasonable efforts to consummate the Tower Disposition as promptly as practicable; provided, that (x) the Company shall not include any rights of indemnification against the Company, the Surviving Corporation, Buyer or any of their respective Subsidiaries in any agreement or conveyance document to be entered into in connection with the Tower Disposition and (y) promptly following the date hereof, and in any event prior to the earlier of 30 days following the date hereof and the consummation of the Tower Disposition, the Company shall enter into agreements between the Company, on the one hand, and its applicable Subsidiary that owns each Tower or related real property, on the other hand, which agreements will be transferred to the buyer in the Tower Disposition, pursuant to which the Towers following the consummation of the Tower Disposition, shall have approximately the estimated revenues, costs and expenses set forth on Section 4.13(a) of the Company Disclosure Letter and shall contain other terms and conditions reasonably acceptable to Buyer and consistent with Section 4.13(a) of the Company Disclosure Letter; and

(b) consummate the sale or winddown of the newspaper business operated by the Company and its Subsidiaries, located in New Jersey (the “Newspaper Disposition”); provided, that the Company shall not include any rights of indemnification against the Company, the Surviving Corporation, Buyer or any of their respective Subsidiaries in any agreement or document to be entered into in connection with the Newspaper Disposition. In all cases, the Stockholders shall be entitled to receive 100% of the net cash proceeds from the Newspaper Disposition, whether or not the Newspaper Disposition is consummated prior to Closing. Any net cash proceeds from the Newspaper Disposition received by the Company and or Surviving Corporation after the Closing will be paid promptly by Buyer to the Stockholders in cash in immediately available funds to the accounts designated by the Stockholders Representative.

Section 4.14 Information Statement. As soon as practicable, and in any case, no later than 10 Business Days following delivery by the Company to Buyer of an unaudited consolidated balance sheet, changes in stockholders equity and statements of income and cash flow of the Company and its Subsidiaries as of and for the six-month period ended June 30, 2016 (the “June 2016 Interim Financial Statements”), Buyer shall prepare and file a preliminary copy of the Information Statement with the SEC. The Company shall furnish all information concerning the Company and its Affiliates to Buyer as may be required, and provide such other assistance, as may be reasonably requested, in connection with the preparation and filing of the Information Statement, including providing to Buyer no later than 60 days following the last day of such quarter (and using its reasonable best efforts to provide to Buyer no later than 45 days following the last day of such quarter) the June 2016 Interim Financial Statements. Buyer shall promptly notify the Company upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Information Statement, and Buyer shall promptly provide the Company with copies of all correspondence between it (or its representatives), on one hand, and the SEC, on the other hand. Buyer shall respond as promptly as practicable to any comments from the SEC with respect to the Information Statement. Notwithstanding the foregoing, prior to filing the Information Statement or mailing the Information Statement or responding to any comments of the SEC with respect thereto, Buyer (i) shall provide the Company with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall consider in good faith all comments reasonably proposed by the Company. If at any time prior to the Effective Time any information relating to Buyer or the Company, or any of their respective Affiliates, officers or directors, should be identified by Buyer or the Company that should be set forth in an amendment or supplement to the Information Statement, so that the Information Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Buyer. Buyer shall cause the Information Statement to be mailed to holders of shares of capital stock of Buyer as promptly as practicable after the date on which the SEC confirms it has no more comments on the Information Statement. Buyer makes no representation or warranty with respect to any statements included in the Information Statement supplied by or on behalf of the Company specifically for inclusion therein.

Section 4.15 NASDAQ Listing. Buyer shall as promptly as reasonably practicable (a) following the date hereof with respect to the Buyer Common Shares to be issued to the Continuing Stockholders as Common Stock Consideration and (b) following the final determination of the Actual Adjustment Amount and following the final determination of the Actual Tower Adjustment Amount with respect to any Buyer Common Shares to be issued to the Stockholders as Additional Shares, prepare and submit to NASDAQ, a listing application covering such Buyer Common Shares, and shall use its reasonable best efforts to obtain, prior to the Closing in the case of Buyer Common Shares referred to in clause (a) of this sentence, and as promptly as practicable following the final determination of the Actual Adjustment Amount and following the final determination of the Actual Tower Adjustment Amount in the case of Buyer Common Shares referred to in clause (b) of this sentence, approval for the listing of such Buyer Common Shares on NASDAQ, subject to official notice of issuance to NASDAQ, and the Company shall reasonably cooperate with NASDAQ with respect to the listing referred to in clause (a) of this sentence.

Section 4.16 Resignation of Directors. At the Closing, the Company shall deliver to Buyer evidence reasonably satisfactory to Buyer of the resignation, as specified by Buyer at least five Business Days in advance of the Closing, of the directors of each Subsidiary of the Company, in each case, effective at the Effective Time.

Section 4.17 Payoff Letters. At or prior to the Closing, the Company shall provide Buyer with executed payoff letters in customary form which provide for the satisfaction and discharge of all obligations in respect of all such Indebtedness, including the termination of all related commitments and the release of all related guarantees and Liens, reasonably acceptable to Buyer relating to Indebtedness that is contemplated to be repaid at the Closing of the Company and its Subsidiaries as set forth on Section 4.17 of the Company Disclosure Letter.

Section 4.18 Title Insurance, Surveys and Lien Search.

(a) With respect to each parcel of the Real Property, Buyer may obtain at Buyer’s own expense: (i) preliminary reports on title covering a date subsequent to the date hereof, issued by Buyer’s title company (“Title Company”) containing a commitment (the “Title Commitment”) of the Title Company to issue one or more (as appropriate) ALTA owner’s or lessee’s title insurance (and corresponding mortgagee’s, if applicable) policies (or updates to existing ALTA owner’s or lessee’s title insurance policies) insuring the fee simple or leasehold interest of the Company in such parcels of Real Property, and (ii) copies of all documents, filings and information disclosed in the Title Commitment. Upon Buyer’s request, the Company shall reasonably cooperate with Buyer in obtaining a Title Commitment by delivering to Buyer copies of any prior title reports, title policies, boundary surveys, as-built surveys, property tax bills and any other documents relating to any portion of the Real Property that are in the Company’s possession and reasonably necessary for obtaining a Title Commitment; provided, however, that in no event shall the Company be required to provide any certificates, affidavits, indemnities or other materials to the Title Company.

(b) With respect to each parcel of the Real Property, the Company and its Subsidiaries shall provide access to the Real Property to the extent required by Section 4.2 to enable Buyer, at Buyer’s election and expense, to seek a boundary survey, as-built survey or of similar depiction (which Buyer shall be entitled to determine) of the Owned Real Property and (to the extent the prior consent of the owner(s) of the Leased Real Property (or such other party whose consent is required) has been obtained, which consent the Company shall use commercially reasonable efforts to obtain at Buyer’s request) the Leased Real Property (the “Survey”). Buyer will indemnify the Company prior to the Closing for any damages arising out of or related to the preparation of any Survey (which, for the avoidance of doubt, shall not include damages related to matters disclosed therein), including any claim asserted by the owner of any Leased Real Property, except to the extent of the gross negligence or willful misconduct of the Seller Indemnified Parties or any owner of any Leased Real Property.

(c) The parties understand and agree that the procedures outlined in this Section 4.18 shall in no event delay the Closing or affect the conditions to Closing set forth in this Agreement, and shall in no way affect the representations, warranties, covenants or agreements of the Company set forth in this Agreement.

Section 4.19 Expense Reductions.

(a) The Company shall, prior to Closing, use commercially reasonable efforts to cooperate with Buyer to identify certain actions to be taken by the Company and its Subsidiaries, including staff reductions, to reduce the Company’s expenditures following the Closing (the “Expense Reduction Actions”). The Company shall consider in good faith any reasonable request by Buyer to implement any Expense Reduction Actions immediately at or prior to the Closing; provided, that in no event will the taking of any such Expense Reduction Actions be a condition to Buyer’s obligation to consummate the Closing. Notwithstanding the foregoing, to the extent that the Company does not complete the Expense Reduction Actions set forth on Section 4.19(a) of the Company Disclosure Letter prior to Closing and Buyer notifies the Company prior to the Closing of its intent to complete such Expense Reduction Actions following the Closing and completes such Expense Reduction Actions immediately following the Closing, any severance or other payment obligations of Buyer, the Company or any of its or their Subsidiaries that arise with respect to such Expense Reduction Actions and are based on the plans, agreements, programs and arrangements of the Company applicable to any such severance or other payment obligations immediately prior to the Closing shall be Severance Payments for purposes of this Agreement.

(b) Buyer and the Company agree that, to the extent Buyer delivers to the Company, at least three Business Days prior to the Closing, a schedule setting forth a list of corporate and senior management employees that Buyer intends to terminate immediately following the Closing and accordingly terminates any such individuals immediately following the Closing, any severance or other payment obligations of Buyer, the Company or any of its or their Subsidiaries that arise with respect to such terminations and are based on the plans, agreements, programs and arrangements of the Company applicable to any such severance or other payment obligations immediately prior to the Closing shall be Severance Payments for purposes of this Agreement and such individuals shall not be Company Employees for purposes of this Agreement.

Section 4.20 Updated Financial Information. During the period from the date of this Agreement through the Closing Date, (a) with respect to each month ending after the date of this Agreement (other than a quarter end), promptly (but in no event later than 25 days following the last day of such month) the Company shall use reasonable best efforts to deliver to Buyer consolidated balance sheet and statements of income for the Company and its Subsidiaries for the period then ended in the form set forth on Section 4.20 of the Company Disclosure Letter and (b) with respect to each quarter ending after the date of this Agreement, promptly (but in no event later than 60 days following the last day of such quarter) the Company shall use reasonable best efforts to deliver to Buyer an unaudited consolidated balance sheet and statements of income, stockholder’s equity and cash flow of the Company and its Subsidiaries as of and for the quarter then ended; provided, however, that notwithstanding the time periods set forth in this Section 4.20, the Company shall use its reasonable best efforts to provide the information to be provided pursuant to (x) this Section 4.20(a) no later than 20 days following the last day of such month and (y) this Section 4.20(b) no later than 45 days following the last day of such quarter. The information provided pursuant to (i) this Section 4.20(a) shall accurately reflect in all material respects the books and records of the Company and its Subsidiaries and (ii) this Section 4.20(b) shall be prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto and for the absence of footnotes and other presentation items and for normal year-end adjustments which are not expected to be material in the aggregate) and shall accurately reflect the books and records of the Company and its Subsidiaries and present fairly in all material respects the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries at and for such periods.

Section 4.21 Social Media. The Company shall use commercially reasonable efforts to provide Buyer, on or prior to the Closing Date, a list that sets forth the usernames and accounts that are registered, operated or controlled by or on behalf of the Company or any of its Subsidiaries on Twitter, Facebook, MySpace, Reddit, YouTube, SecondLife, LinkedIn, Instagram, Google+, Pinterest, Tumblr, Vimeo, Vine, Wordpress and other social media and similar online or digital communities or networks and that are material to the business of the Company or any of the Company Stations.

Section 4.22 Representation and Warranty Insurance. Buyer shall use reasonable best efforts as may be necessary to obtain a R&W Policy as contemplated by this Section 4.22, including (i) providing, as promptly as practicable, financial and other information relating to Buyer, the Company and their respective Subsidiaries to the applicable insurance broker or provider including information regarding the business, operations, financial projections and prospects of Buyer, the Company and their respective Subsidiaries that is customary for the underwriting of such policies or reasonably necessary for the issuance of a R&W Policy; (ii) participating in a reasonable number of meetings with such insurer as are reasonably necessary for the issuance of a R&W Policy and (iii) executing and delivering all documents, instruments, certificates and other writings required to be executed and delivered by it under the R&W Policy at or prior to the Closing, including to the extent required to satisfy any conditions to the effectiveness thereof or the coverage to be provided thereby. The Company shall use reasonable best efforts to provide cooperation with respect to the foregoing, including providing, as promptly as practicable, financial and other information relating to the Company and its Subsidiaries to the applicable insurance broker or provider including information regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries that is customary for the underwriting of such policies or reasonably necessary for the issuance of a R&W Policy.

ARTICLE 5

Tax Matters

Section 5.1 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the acquisition of Company Stock by the Buyer as provided in Article 1 (including any real property transfer Tax and any similar Tax) shall be paid by Buyer when due, and Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes and fees, and, if required by applicable law, the Company will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. For the avoidance of doubt, the Stockholders shall pay or cause to be paid when due any such Taxes and fees incurred in connection with the Newspaper Disposition and shall file or cause to be filed all necessary Tax Returns and other documentation with respect to such Taxes and fees; provided that, notwithstanding anything to the contrary in this Agreement, if any such Taxes and fees (including costs and expenses associated with preparing any such Tax Returns and other documentation) are not paid prior to the Closing, such Taxes, fees, costs and expenses shall be accrued as a Current Liability in the determination of Net Working Capital.

Section 5.2 Books and Records; Cooperation. Buyer and the Surviving Corporation, on the one hand, and Stockholders and the Stockholders’ Representative, on

the other hand, shall (and shall cause their respective Affiliates to) (i) provide the other party with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any taxing authority or any judicial or administrative proceeding relating to Taxes and (ii) retain (and provide the other party with reasonable access to) all records or information which may be relevant to such Tax Return, audit, examination or proceeding, provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties. The Stockholders’ Representative shall be responsible for preparing and filing any S-Corp Tax Return required to be filed and due after the Closing Date and shall prepare any such S-Corp Tax Return consistent with the past practices of the Company, except as otherwise required by law. The Stockholders’ Representative shall deliver a draft of any S-Corp Tax Return to the Buyer sufficiently in advance of the due date for filing to permit the Buyer a meaningful opportunity to review and comment on such S-Corp Tax Return, and the Stockholders’ Representative shall consider in good faith any reasonable comments of the Buyer thereon. Notwithstanding anything to the contrary in this Agreement, the Stockholders shall be responsible for the costs and expenses of preparing any S-Corp Tax Return required to be filed and due after the Closing Date.

Section 5.3 Tax Matters. Buyer shall promptly notify the Stockholders’ Representative and the Stockholders’ Representative and each of the Stockholders shall promptly notify Buyer after receipt by any of Buyer, a Stockholder, the Stockholders’ Representative, the Surviving Corporation or any of its Affiliates, as applicable, of written notice of any pending federal, state, local or foreign Tax audit or examination or notice of deficiency or other adjustment, assessment, redetermination, inquiry or proceeding relating to any S-Corp Tax Return (“Tax Matters”). Buyer shall be entitled to control all Tax audits or examinations or notices of deficiencies or other adjustments, assessments, redeterminations, inquiries or proceedings relating to Tax matters of Buyer or any of its Affiliates (including the Company and its Subsidiaries), provided, however, the Stockholders’ Representative shall be entitled to participate in the defense of any Tax Matter regarding S-Corp Tax Liabilities and to employ counsel and other advisors of its choice with respect to such participation; provided further that, at Buyer’s sole election, the Stockholders’ Representative shall control any such Tax Matter and Buyer shall be entitled to participate in the defense of such Tax Matter and to employ counsel and other advisors of its choice with respect to such participation. Buyer and the Stockholders’ Representative, as applicable, shall provide the other party with copies of all correspondence, notices or other written materials received from any Governmental Authority and shall otherwise keep the other party advised of significant developments in any Tax Matter, and of significant communications involving representatives of Governmental Authorities. With respect to any Tax Matter that Buyer controls, Buyer shall not, and shall not permit its Affiliates to, concede, settle or compromise a Tax Matter (or portion thereof) to the extent such concession, settlement or compromise could reasonably be expected to affect adversely any Stockholder or any of their respective

Affiliates without the consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed. With respect to any Tax Matter that Stockholders’ Representative controls, Stockholders’ Representative shall not, and shall not permit its Affiliates to, concede, settle or compromise a Tax Matter (or portion thereof) to the extent such concession, settlement or compromise could reasonably be expected to affect adversely Buyer or any of its Affiliates (including the Company and its Subsidiaries) without the written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 5.4 Actions on the Closing Date. Other than any action undertaken by or at the direction of Buyer, no Taxpayer shall take any action on the Closing Date outside the ordinary course of business that would reasonably be expected to increase the present or future Tax liability or decrease any present or future tax asset of Buyer or any of its Affiliates with respect to a taxable period that ends after the Closing.

ARTICLE 6

Conditions Precedent

Section 6.1 Conditions to Obligations of the Buyer Parties and the Company. The obligations of the Buyer Parties and the Company to consummate the transactions contemplated hereby, including the Merger, shall be subject to the fulfillment or waiver (where permitted) as of the Closing of all of the following conditions:

(a) The notifications of Buyer and the Company applicable to the consummation of the transactions contemplated hereby pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated;

(b) (i) The FCC Consent shall have been granted and be in full force and effect, shall have become a Final Order, and shall contain no provision that, if implemented, would result in a Material Adverse Effect or a Buyer Material Adverse Effect, and (ii) any conditions precedent to the Closing imposed by the FCC in the FCC Consent shall have been satisfied. Solely for the purpose of the condition set forth in this Section 6.1(b), any requirements to consummate the transaction contemplated by the Divestiture Application concurrently with the consummation of the Merger, or any conditions on the grant of the Divestiture Application imposing on a divestiture trustee an obligation to divest any of the licenses set forth in Section 4.4(c) of Buyer’s Disclosure Letter within a specific period of time following the Closing shall not be considered in the determination of whether a Material Adverse Effect or a Buyer Material Adverse Effect would result from any provision in the FCC Consent;

(c) The Stockholder Approval shall have been validly obtained under the DGCL and the Company’s Organizational Documents;

(d) The Buyer Stockholder Approval shall have been validly obtained under the DGCL and Buyer’s Organizational Documents; and

(e) Consummation of the transactions contemplated hereby shall not have been restrained, enjoined or otherwise prohibited by any Governmental Authority of competent jurisdiction or made illegal by any applicable Law.

Section 6.2 Conditions to Obligations of the Buyer Parties. The obligation of Buyer Parties to consummate the transactions contemplated hereby, including the Merger, shall be subject to the fulfillment or waiver (where permitted) as of the Closing of all of the following additional conditions:

(a) (i) The representations and warranties of the Company set forth in Section 2.1, Section 2.2, Section 2.4 and Section 2.20 shall be true and correct, except for de minimis inaccuracies at and as of the date of this Agreement and the Closing Date, as if made at and as of the Closing Date, (ii) the representation and warranty of the Company set forth in Section 2.9(ii) shall be true and correct in all respects as of the date of this Agreement and (iii) the other representations and warranties of the Company set forth in Article 2 hereof shall be true and correct at and as of the date of this Agreement and the Closing Date, as if made at and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein), has not had, individually or in the aggregate, a Material Adverse Effect;

(b) The Company shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by the Company at or prior to the Closing; including, but not limited to, that the Company shall have performed and complied in all respects with its covenants and obligations required pursuant to Section 4.13;

(c) Since the date of this Agreement, there shall not have occurred any Material Adverse Effect; and

(d) The Company shall have delivered to Buyer the following:

(i) a certificate and notice, meeting the requirements of Sections 1.1445-2(c)(3) and 1.897-2(h) of the Treasury Regulations, certifying that interests in the Company, including the Company Stock, do not constitute “United States real property interests” under Section 897(c) of the Code; and

(ii) a certificate of an authorized officer of the Company, dated as of the Closing Date, certifying that the conditions specified in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the transactions contemplated hereby, including the Merger, shall be subject to the fulfillment or waiver (where permitted) as of the Closing of all of the following additional conditions:

(a) (i) The representations and warranties of each Buyer Party set forth in Section 3.2(a), Section 3.9 and Section 3.16 shall be true and correct, except for de minimis inaccuracies at and as of the date of this Agreement and the Closing Date, as if made at and as of the Closing Date, (ii) the representation and warranty of Buyer set forth in Section 3.10(b) shall be true and correct in all respects as of the date of this Agreement and (iii) the other representations and warranties of the Buyer Parties set forth in Article 3 hereof shall be true and correct at and as of the date of this Agreement and the Closing Date, as if made at and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitations as to “materiality” or “Buyer Material Adverse Effect” set forth therein), has not had, individually or in the aggregate, a Buyer Material Adverse Effect;

(b) Each Buyer Party shall have each performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by the Buyer Parties at or prior to the Closing;

(c) The Buyer Parties shall have delivered to the Company a certificate of an authorized officer of the Buyer Parties, dated as of the Closing Date, certifying the conditions specified in Section 6.3(a) and Section 6.3(b) have been satisfied;

(d) The Buyer Common Shares issuable to Stockholders as contemplated by this Agreement shall have been approved for listing on NASDAQ, subject to official notice of issuance; and

(e) Buyer shall have delivered duly executed counterparts to the Investor Rights Agreement and Registration Rights Agreement from Buyer and each of the stockholders of Buyer party thereto, to each of the Continuing Stockholders.

ARTICLE 7

Termination

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after receipt of either of, or both of, the Stockholder Approval or the Buyer Stockholder Approval:

(a) by the written agreement of Buyer and the Company;

(b) by either Buyer or the Company by notice to the other party, if:

(i) the Closing shall not have been consummated on or before a date that is six months after the date hereof (subject to the next proviso to this clause (i), the “End Date”), provided, however, that if the conditions set forth in Section 6.1(a) or 6.1(b) (or, with respect to matters addressed in such Sections, Section 6.1(e)) have not been satisfied or waived on or prior to such date, but all other conditions set forth in Article 6 have been or are capable of being satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), then the End Date shall automatically be extended to a date that is nine months after the date hereof; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement has been a substantial cause of the failure of the Closing to be consummated by such time; or

(ii) (A) there shall be any Law that makes consummation of the Closing illegal or otherwise prohibited or (B) any judgment, injunction, order or decree of any Governmental Authority having competent jurisdiction enjoining, restraining, or otherwise prohibiting either Buyer or the Company from consummating the Closing is entered and such judgment, injunction, order or decree shall have become final and nonappealable;

(c) by Buyer, if duly executed Stockholder Written Consents evidencing Stockholder Approval have not been delivered to Buyer within 24 hours of the execution of this Agreement;

(d) by Buyer by notice to the Company, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company or the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(d)(ii) not to be satisfied, and such breach (x) is incapable of being cured by the End Date or (y) has not been cured prior to the date that is thirty days from the date that the Company is notified by Buyer of such breach or failure to perform (which notice shall specify in reasonable detail the nature of such breach or failure); provided, however, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if any Buyer Party is then in material breach or violation of its representations, warranties or covenants contained in this Agreement;

(e) by the Company, if duly executed Buyer Stockholder written consents evidencing Buyer Stockholder approval have not been delivered to the Company within 24 hours of the execution of this Agreement;

(f) by the Company by notice to Buyer, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of either Buyer Party set forth in this Agreement shall have occurred that would cause the condition set forth in Section 6.3(a), Section 6.3(b) or Section 6.3(c) not to be satisfied, and such breach (x) is incapable of being cured by the End Date or (y) has not been cured prior to the date that is thirty days from the date that Buyer is notified by the Company of such breach or failure to perform (which notice shall specify in reasonable detail the nature of such breach or failure); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(f) if the Company is then in material breach or violation of its representations, warranties or covenants contained in this Agreement;

(g) by the Company by notice to Buyer, if (i) each of the conditions set forth Section 6.1 and Section 6.2, shall have been satisfied or waived (other than those conditions that, by their terms, may only be satisfied at the Closing or on the Closing Date, but such conditions must be capable of being satisfied on such date as if it were the Closing Date), (ii) the Company has provided to Buyer irrevocable written notice stating that the Company is ready, willing and able to consummate the Closing when required pursuant to Section 1.2 (and the Company actually stood ready, willing and able to consummate the transactions contemplated by this Agreement on that date) and (iii) Buyer shall have failed to consummate the Closing within three Business Days following the date the Closing should have occurred pursuant to Section 1.2 due to the failure of the Financing to be available;

(h) by Buyer or the Company if any application seeking the FCC Consent shall have been denied pursuant to a Final Order, granted subject to any condition that, if imposed, would result in a Material Adverse Effect or a Buyer Material Adverse Effect, or designated for hearing by the FCC or any subdivision thereof; or

(i) by the Company by notice to Buyer, if prior to Closing the 10-day volume weighted average price per share of Buyer’s common stock on NASDAQ (as reported by Bloomberg L.P. (or its successor)) is below $2.31.

Section 7.2 Effect of Termination. If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no effect without liability of any party (or any of its directors, officers, employees, stockholders, Affiliates, agents, successors or assigns) to any other party except as provided in this Section 7.2, provided that, subject to Section 7.3, no such termination (nor any provision of this Agreement) shall relieve any party from liability for any damages for fraud in connection with this Agreement or the transactions contemplated hereby or willful breach of any covenant hereunder. The provisions of Sections 4.2(c) – (e), this Section 7.2, Section 7.3, Article 8 (other than Section 8.11), Section 9.1 and Section 9.2 shall survive any termination hereof pursuant to Section 7.1.

Section 7.3 Buyer Termination Fee.

(a) Notwithstanding anything to the contrary in this Agreement:

(i) in the event that the Company terminates this Agreement pursuant to Section 7.1(g) in any circumstance in which the Company would not have been able to terminate this Agreement pursuant to Section 7.1(f), then Buyer shall promptly, but in no event later than five Business Days, after the date of termination of this Agreement, pay by wire transfer of immediately available funds to an account designated by the Company, an amount in cash equal to $6,390,000.00 (the “Buyer Termination Fee”); or

(ii) in the event that the Company terminates this Agreement pursuant to (A) Section 7.1(f) or (B) Section 7.1(g) in any circumstance in which the Company could terminate this Agreement pursuant to Section 7.1(f), then Buyer shall promptly, but in no event later than five Business Days, after the date of termination of this Agreement, pay by wire transfer of immediately available funds to an account designated by the Company, an amount in cash equal to $12,780,000.00 (the “Breach Termination Fee”).

(b) Each of the parties hereto acknowledges and agrees that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement. If Buyer fails to pay the Buyer Termination Fee or Breach Termination Fee, as applicable, when due, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at a rate of 5% per annum. If, in order to obtain such payment, the Company commences a suit that results in a judgment in favor of the Company for the payment of the Buyer Termination Fee or Breach Termination Fee, as applicable, Buyer shall pay to the Company its documented out-of-pocket costs and expenses (including documented reasonable attorneys’ fees and expenses) incurred in connection with such suit. Each of the parties hereto further acknowledges that the payment by Buyer of the Buyer Termination Fee or Breach Termination Fee, as applicable, is not a penalty, but constitutes liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

(c) Notwithstanding anything to the contrary in this Agreement, but subject to the second sentence of Section 7.3(b), if Buyer fails to effect the Closing as required by this Agreement or otherwise breaches this Agreement or fails to perform hereunder then, except for claims under the Confidentiality Agreement and the Company’s right to seek specific performance of this Agreement by Buyer prior to termination of this Agreement, as provided for and subject to the limitations set forth in Section 8.11, the Company’s sole and exclusive remedy against the Buyer Parties, the Debt Financing Sources and any of their respective former, current, or future general or limited partners, direct or indirect shareholders or equityholders, managers, members, directors, officers, employees, Affiliates, representatives or agents or any former, current or future general or limited partner, direct or indirect shareholder or equityholder, manager, member, director, officer, employee, Affiliate, representative or agent of any of the foregoing (collectively, the “Buyer Related Parties” and, with respect to the Debt Financing Sources, such Persons collectively, the “Financing Source Parties”) for any damages relating to or arising out of this Agreement or the transactions contemplated hereby, including any breach of this Agreement by Buyer, the termination of this Agreement or the failure to consummate the transactions contemplated hereby, shall be to terminate this Agreement in accordance with this Article 7 and collect (i) from Buyer, the Buyer Termination Fee or Breach Termination Fee, as applicable, pursuant to Section 7.3(a), (ii) any interest and other amounts payable pursuant to Section 7.3(b) and (iii) any amounts payable pursuant to the reimbursement or indemnification obligations set forth in Section 4.8, and upon payment of such amounts by Buyer, none of the Buyer Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, any contract executed in connection herewith (excluding the Confidentiality Agreement) or any of the transactions contemplated hereby or thereby. In no event shall the Company be entitled to seek or obtain any recovery or judgment in excess of the Buyer Termination Fee or Breach Termination Fee, as applicable (plus, (A) in the case the Buyer Termination Fee or Breach Termination Fee is not timely paid, the amounts described in the second and third sentences of Section 7.3(b) and (B) any amounts payable pursuant to the reimbursement or indemnification obligations set forth in Section 4.8) against any of the Buyer Related Parties or any of their respective assets, and in no event shall the Company be entitled to seek or obtain any other damages of any kind against any Buyer Related Party, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the transactions contemplated hereby (including, any breach by the Buyer), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any Litigation under applicable Law arising out of any such breach, termination or failure; provided, however, this Section 7.3(c) shall not limit the right of the Company to seek specific performance of this Agreement by Buyer prior to the termination of this Agreement pursuant to, and subject to the limitations in, Section 8.11; and provided, further, in no event will the Company be entitled to both (x) the payment of the Buyer Termination Fee or Breach Termination Fee, as applicable, and (y) specific performance of this Agreement pursuant to Section 8.11. In no event shall Buyer be required to pay (i) both the Buyer Termination Fee and the Breach Termination Fee or (ii) either of the Buyer Termination Fee or the Breach Termination Fee on more than one occasion. In light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement, the payment of the Buyer Termination Fee or Breach Termination Fee, as applicable (plus, (A) in the case the Buyer Termination Fee or Breach Termination Fee is not timely paid, the amounts described in the second and third sentences of Section 7.3(b) and (B) any amounts payable pursuant to the reimbursement or indemnification obligations set forth in Section 4.8) pursuant to Section 7.3(a), which constitutes a reasonable estimate of the monetary damages that will be suffered by the Company by reason of any such breach, termination or failure, shall be in full and complete satisfaction of any and all monetary damages of the Company arising out of or relating to this Agreement, the transactions contemplated hereby (including, any breach by Buyer), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement, and any Litigation under applicable Law arising out of any such breach, termination or failure; provided, however, this Section 7.3(c) shall not limit the right of the Company to seek specific performance of this Agreement by Buyer pursuant to, and subject to the limitations in, Section 8.11. Notwithstanding anything herein to the contrary, the Company (and its stockholders, partners, members and Representatives) hereby waive from and after Closing any and all rights and claims against any Buyer Related Party (other than Buyer) in connection with this Agreement or the Commitment Letter, whether at Law or in equity, in contract, in tort or otherwise (other than with respect to the Investor Agreements).

ARTICLE 8

Miscellaneous

Section 8.1 Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants and other agreements of the Company contained in this Agreement, or in any instrument or certificate delivered by it at Closing, will survive the Closing or termination of this Agreement, and the Company shall not have any liability after the Closing in respect thereof, except for covenants and agreements which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, each of which will survive in accordance with its terms.

Section 8.2 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile and electronic mail transmission) and shall be given:

if to either Buyer Party,

Beasley Broadcast Group, Inc.

3033 Riviera Drive, Suite 200

Fax: (239) 263-8191

Telephone: (239) 263-5000

Attention: Caroline Beasley; Joyce Fitch

E-mail: caroline@bbgi.com; joyce@bbgi.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

555 11th Street, N.W., Suite 1000

Washington, DC 20004

Fax: (202) 637-2201

Telephone: (202) 638-2200

Attention: Marc A. Granger

E-mail: marc.granger@lw.com

if to the Company,

Greater Media, Inc.

35 Braintree Hill Park, Suite 300

Fax: (781) 348-8671

Telephone: (781) 348-8600

Attention: Peter Smyth; Ellen Rubin

E-mail: psmyth@greatermedia.com; erubin@greatermedia.com

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Fax: (212) 909-6836

Telephone: (212) 909-6000

Attention: Richard D. Bohm

E-mail: rdbohm@debevoise.com

if to the Stockholders’ Representative,

c/o oneQube

330 7th Avenue, 10th Floor

New York, NY 10001

Telephone: (212) 925-4492

Attention: Peter A. Bordes, Jr.

E-mail: pbordes@oneqube.com

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Fax: (212) 909-6836

Telephone: (212) 909-6000

Attention: Richard D. Bohm

E-mail: rdbohm@debevoise.com

or such other address or facsimile number or electronic mail address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by facsimile or email (in each case in this clause (iv), solely if receipt is confirmed), in each case, on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 8.3 Amendment; Waivers, etc. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, in the case of the Company and the Buyer Parties, by action taken or authorized by their respective boards of directors, at any time before or after either of, or both of, the Stockholder Approval or the Buyer Stockholder Approval are obtained; provided, however, that after either the Stockholder Approval or Buyer Stockholder Approval has been obtained, there may not be, without further approval of the Stockholders or Buyer’s stockholders, as applicable, any amendment of this Agreement which by applicable Law otherwise requires the further approval of the Stockholders or Buyer’s stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Notwithstanding anything to the contrary contained herein, Sections 7.3(c), 8.5, 8.9 and this Section 8.3 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of Sections 7.3(c), 8.5, 8.9 and this Section 8.3) may not be amended, modified, waived or terminated in a manner that is adverse in any material respect to the Debt Financing Sources without the prior written consent of the Debt Financing Sources party to the Commitment Letter. No modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

Section 8.4 Expenses. Except as otherwise provided herein, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, whether or not consummated, shall be paid by the party incurring such cost or expense.

Section 8.5 Governing Law, etc.

(a) THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. Each party hereby irrevocably submits to the jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating hereto or thereto. Each party irrevocably agrees that all claims in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby, or with respect to any such action or proceeding, shall be heard and determined in such a Delaware State or federal court, and that such jurisdiction of such courts shall be exclusive, except solely to the extent that all such courts do not have subject matter jurisdiction over a particular matter. Each party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that it is not subject to such jurisdiction. Each party hereby waives, and agrees not to assert, to the maximum extent permitted by Law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. Each party hereby consents to and grants any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2, or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof. Each of the parties hereto agrees that it will not bring or support any action, cause of action, claim or, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(b) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE COMMITMENT LETTER OR ANY AGREEMENTS CONTEMPLATED THEREBY. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT BY ANY PERSON AGAINST ANY DEBT FINANCING SOURCE IN ANY MANNER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT OR THE COMMITMENT LETTER OR THE PERFORMANCE THEREOF.

Section 8.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, successors and permitted assigns; provided that this Agreement shall not be assignable or otherwise transferable by any party without the prior written consent of each other party; provided, further that Buyer and MergerCo shall have the right, without any such consent, to grant a security interest in their rights and interests under this Agreement as collateral or collaterally assign this Agreement to any lenders providing the Financing or any other Person providing financing to the Buyer or its Affiliates, or to any assignee of any such Person;

provided that Buyer shall remain liable for all of its obligations under this Agreement, notwithstanding any such assignment or grant of such security interest. Any assignment or transfer in violation of the preceding sentence shall be void.

Section 8.7 Entire Agreement. This Agreement (together with the Exhibits, Company Disclosure Letter, Buyer Disclosure Letter, Ancillary Documents and the other documents delivered pursuant hereto), the Confidentiality Agreement and the Buyer Confidentiality Agreement constitute the entire agreement and supersede all prior agreements, understandings and representations, both written and oral, between the parties with respect to the subject matter hereof.

Section 8.8 Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is determined by a court of competent jurisdiction to be invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative or unenforceable to any extent whatsoever. Upon any such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible. Notwithstanding the foregoing, the parties hereto intend that the remedies and limitations set forth in this Agreement, including Section 7.3 and Section 8.11, shall be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases (i) the liability of any party (or the liability of any Financing Source Party) or any of its stockholders, partners, members, managers, Affiliates, directors, officers, employees, representatives or agents or (ii) the obligations hereunder.

Section 8.9 Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except as provided under Section 4.7, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties and their respective successors and assigns. The provisions of Sections 7.3(c), 8.3, 8.5 and this Section 8.9 shall inure to the benefit of, and be enforceable by, each Debt Financing Source and their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of Sections 7.3(c), 8.3, 8.5 and this Section 8.9.

Section 8.10 Conflicts; Privilege. Recognizing that Debevoise & Plimpton LLP has acted as legal counsel to the Company, its Subsidiaries, certain of the Stockholders and certain of their respective Affiliates prior to date hereof, and that Debevoise & Plimpton LLP intends to act as legal counsel to certain of the direct and indirect holders of the Company’s stock and their respective Affiliates (which will no longer include the Company and the Subsidiaries) after the Closing, each of Buyer, MergerCo and the Company hereby waives, on its own behalf and agrees to cause its Affiliates, the Surviving Corporation and its Subsidiaries to waive, any conflicts that may arise in connection with Debevoise & Plimpton LLP representing any direct or indirect Stockholders or their Affiliates after the Closing as such representation may relate to Buyer, MergerCo, the Company, the Surviving Corporation or the Subsidiaries or the transactions contemplated hereby. In addition, all communications involving attorney-client confidences between direct and indirect holders the Company’s stock, the Company and its Subsidiaries and their respective Affiliates, on the one hand, and Debevoise & Plimpton LLP, on the other hand, in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to the direct and indirect holders of the Company’s stock and their respective Affiliates (and not the Company, the Surviving Corporation or its Subsidiaries). Accordingly, the Surviving Corporation and its Subsidiaries shall not have access to any such communications or to the files of Debevoise & Plimpton LLP relating to such engagement from and after the Effective Time. Without limiting the generality of the foregoing, from and after the Effective Time, (a) the direct and indirect holders of the Company’s stock and their respective Affiliates (and not the Surviving Corporation and the Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Surviving Corporation or the Subsidiaries shall be a holder thereof, (b) to the extent that files of Debevoise & Plimpton LLP in respect of such engagement constitute property of the client, only the direct and indirect holders of the Company’s stock and their respective Affiliates (and not the Surviving Corporation and the Subsidiaries) shall hold such property rights and (c) Debevoise & Plimpton LLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Surviving Corporation or any of the Subsidiaries by reason of any attorney-client relationship between Debevoise & Plimpton LLP and the Company or any of the Subsidiaries or otherwise. This Section 8.10 will be irrevocable, and no term of this Section 8.10 may be amended, waived or modified, without the prior written consent of Debevoise & Plimpton LLP. Notwithstanding any provision of this Agreement to the contrary, the attorney-client privilege, attorney work product protection and expectation of client confidence involving general business matters of the Company (but not, for the avoidance of doubt, to the extent relating to the representation of the Company, its Subsidiaries, certain of the Stockholders and certain of their respective Affiliates in connection with the transactions contemplated hereby) and arising prior to the Closing are for the sole benefit of Buyer and the Company.

Section 8.11 Specific Performance.

(a) The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 8.5, in addition to any other remedy to which they are entitled at law or in equity. The parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and the posting of any bond or other security in connection therewith.

(b) Without limiting the generality of the foregoing, the parties agree that the Company shall be entitled to specific performance against Buyer and MergerCo (i) of Buyer’s obligations under Section 4.8, including, to the extent expressly set forth by Section 4.8, Buyer’s obligation to cause each Debt Financing Source to fund its respective committed portion of the Financing required to consummate the transactions contemplated hereby and to pay related fees and expenses on the Closing Date in accordance with the terms of the Commitment Letter and to enforce its rights under the Commitment Letter as contemplated by Section 4.8, (ii) of Buyer’s obligations in respect of the expenses pursuant to Section 4.8, (iii) to enforce Buyer’s and MergerCo’s obligations under Section 4.8, and to prevent any breach by the Buyer of its covenants under this Agreement and (iv) if the Financing has been funded or will be funded at the Closing, to cause Buyer and MergerCo to consummate the Merger and to effect the Closing in accordance with Article 1.

Section 8.12 Authorization of Stockholders’ Representative.

(a) The Stockholders’ Representative is hereby designated to act, for the benefit of all Stockholders, as representative and the exclusive agent and attorney-in-fact to act on behalf of the Stockholders, in connection with and to facilitate the consummation of the transactions contemplated hereby (other than with respect to the Investor Agreements). The Stockholder Written Consents shall ratify and approve such designation. The Stockholders’ Representative is empowered and authorized:

(i) to execute and deliver such waivers and consents in connection with this Agreement and each other agreement, document, instrument or certificate referred to herein, in each case, that requires execution and delivery by a Stockholder (other than the Investor Agreements), and the consummation of the transactions contemplated hereby and thereby as the Stockholders’ Representative, in its sole discretion, may deem necessary or desirable;

(ii) as the representative, to enforce and protect the rights and interests of the Stockholders and to enforce and protect the rights and interests of the Stockholders’ Representative arising out of or under or in any manner relating to this Agreement and each other agreement, document, instrument or certificate referred to herein (other than the Investor Agreements) or the transactions provided for herein, and to take any and all actions which the Stockholders’ Representative believes are necessary or appropriate under this Agreement for and on behalf of the Stockholders, including asserting or pursuing any claim, action, proceeding or investigation by or against the Buyer Parties and/or the Surviving Corporation and, in connection therewith, to (A) assert any claim or institute any action, proceeding or investigation, (B) investigate, defend, contest or litigate any claim, action, proceeding or investigation initiated by any federal, state or local Governmental Authority against the Stockholders and/or the Stockholders’ Representative, and receive process on behalf of the Stockholders in any such claim, action, proceeding or investigation and compromise or settle on such terms as the Stockholders’ Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such claim, action, proceeding or investigation and (C) file any proofs of debt, claims and petitions as the Stockholders’ Representative may deem advisable or necessary;

(iii) to refrain from enforcing any right of the Stockholders and/or the Stockholders’ Representative arising out of or under or in any manner relating to this Agreement or any other agreement, instrument or document in connection with the foregoing (other than the Investor Agreements); provided, however, that no such failure to act on the part of the Stockholders’ Representative, except as otherwise provided in this Agreement, shall be deemed a waiver of any such right or interest by the Stockholders’ Representative or the Stockholders unless such waiver is in writing signed by the waiving party or by the Stockholders’ Representative; and

(iv) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Stockholders’ Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement and all other agreements, documents or instruments referred to herein or executed in connection herewith (other than the Investor Agreements).

(b) The Stockholders’ Representative will not be required to take any action involving any expense unless the payment of such expense from the Representative Fund Amount or otherwise by the Stockholders is made or provided for in a manner satisfactory to the Stockholders’ Representative. The Stockholders’ Representative shall have the power and authority to use the Representative Fund Amount and any other funds distributed to the Stockholders’ Representative pursuant to this Section 8.12(b) to satisfy costs, expenses and/or liabilities of the Stockholders’ Representative in connection with matters related to this Agreement. In the event that the Representative Fund Amount is insufficient to satisfy the Stockholders’ Representative’s expenses, charges and liabilities, then the Stockholders will be obligated to pay the excess. If any balance of the Representative Fund Amount remains undisbursed at such time as all disputes, claims and other matters relating to the transactions contemplated by this Agreement and all other instruments and agreements to be delivered pursuant hereto have been finally resolved, then the Stockholders’ Representative shall distribute the remaining balance of the Representative Fund Amount to the Stockholders according to the aggregate Pro Rata Portions for all shares of Company Stock held by each Stockholder at the Closing of such balance by wire transfer of immediately available funds to an account designated by each Stockholder.

(c) All of the indemnities, immunities and powers granted to the Stockholders’ Representative under this Agreement shall survive the Closing Date and/or any termination of this Agreement.

(d) The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the bankruptcy or liquidation of the Stockholders’ Representative and (ii) shall survive the consummation of the Merger. Stockholders who own a majority of the Company Shares as of the date hereof shall be entitled to replace the Stockholders’ Representative and to fill any vacancy in the position of Stockholders’ Representative due to death, disability or resignation.

(e) Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with the transactions contemplated by this Agreement, following the Closing: (i) Buyer, MergerCo and the Surviving Corporation shall be entitled to deal exclusively with the Stockholders’ Representative on all matters within the Stockholders’ Representative’s scope of authority as described in this Section 8.12, and (ii) Buyer, MergerCo and the Surviving Corporation shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of the Stockholders by the Stockholders’ Representative, and on any other action taken or purported to be taken on behalf of the Stockholders by the Stockholders’ Representative, as fully binding upon the Stockholders. A decision, act, consent or instruction following the Closing of the Stockholders’ Representative, in its capacity as such, shall constitute a decision of the Stockholders and shall be final, binding and conclusive upon the Stockholders; and Buyer, MergerCo and the Surviving Corporation may rely upon any such decision, act, consent or instruction of the Stockholders’ Representative as being the decision, act, consent or instruction of the Stockholders.

ARTICLE 9

Definitions

Section 9.1 Certain Terms. The following terms have the respective meanings given to them below:

“Accounting Firm” has the meaning set forth in Section 1.7(d).

“Acquisition Transaction” has the meaning set forth in Section 4.5.

“Actual Adjustment Amount” means an amount (which may be a positive or negative number) equal to (x) the Purchase Price as finally determined pursuant to Section 1.7(d), minus (y) the Estimated Purchase Price.

“Actual Tower Adjustment Amount” means an amount, as finally determined pursuant to Section 1.7(f), (which may be a positive or negative number) equal to (x) the Tower Purchase Amount, minus (y) the Closing Tower Adjustment Amount.

“Additional Shares” means any Buyer Common Shares issued by Buyer pursuant to Section 1.7(e) or Section 1.7(f).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Documents” all agreements, certificates and instruments delivered by the Company or any of the Buyer Parties in connection with the transactions contemplated by this Agreement.

“Audited Financial Statement” has the meaning set forth in Section 2.6.

“Balance Sheet Date” has the meaning set forth in Section 2.6.

“Base Merger Consideration” means $239,875,000.

“Beasley Holders” means George G. Beasley, Bruce G. Beasley, Caroline Beasley, Bradley C. Beasley, Brian E. Beasley and all members of such persons’ Family Group.

“Breach Termination Fee” has the meaning set forth in Section 7.3(a)(ii).

“Business Day” means any day that is not (i) a Saturday, (ii) a Sunday or (iii) any other day on which commercial banks are authorized or required by Law to be closed in the City of New York.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Common Share Value” per share means $4.61.

“Buyer Common Shares” means shares of Class A common stock of Buyer that are issued to Stockholders in connection with the transactions contemplated by this Agreement.

“Buyer Benefit Plans” means each written employee benefit plan, scheme, program, policy, arrangement and contract (including, but not limited to, any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, bonus, change in control or severance plan, program, policy, arrangement or contract) for the benefit of any current or former officer, employee or director of Buyer or any of its Subsidiaries that is maintained or contributed to by Buyer or any of its Subsidiaries, or with respect to which any of them could incur material liability under the Code or ERISA or any similar non-U.S. law, but shall exclude Multiemployer Plans.

“Buyer Confidentiality Agreement” has the meaning set forth in Section 4.2(e).

“Buyer Disclosure Letter” means the letter, dated as of the date hereof, delivered by Buyer to the Company prior to the execution of this Agreement and identified as the Buyer Disclosure Letter.

“Buyer FCC Licenses” has the meaning set forth in Section 3.7(a).

“Buyer Financial Statements” has the meaning set forth in Section 3.8(d).

“Buyer Material Adverse Effect” means any state of facts, change, event, effect or occurrence (when taken together with all other states of fact, changes, events, effects or occurrences) that has, or is reasonably likely to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), assets, properties, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided that any such change or effect resulting from any of the following, individually or in the aggregate, shall not be considered when determining whether a Buyer Material Adverse Effect has occurred: (i) any change in economic conditions generally or capital and financial markets generally, including changes in interest or exchange rates, (ii) any change in the radio industry in the United States (including legal and regulatory changes), (iii) any change in Laws or GAAP applicable to Buyer’s business, (iv) conditions in jurisdictions in which Buyer operates, including hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing, (v) any loss of employees, declines in audience levels or ratings at one or more of Buyer’s radio stations, (vi) any hurricane, flood, tornado, earthquake or other natural disaster or any other force majeure event, (vii) the failure of Buyer to achieve any financial projections or forecasts or (viii) any matter set forth in the Buyer Disclosure Letter.

“Buyer Parties” has the meaning set forth in the Preamble.

“Buyer Permits” has the meaning set forth in Section 3.11(c).

“Buyer SEC Documents” has the meaning set forth in Section 3.8(a).

“Buyer Stations” means the radio stations owned or operated by Buyer or any of its Subsidiaries.

“Buyer Stockholder Approval” has the meaning set forth in Section 3.2(c).

“Buyer Stockholder Written Consent” means the written consent of a stockholder of Buyer irrevocably approving the issuance of the Common Stock Consideration as required under the rules of NASDAQ, which consent was obtained in accordance with applicable Law and Buyer’s Organizational Documents.

“Buyer Termination Fee” has the meaning set forth in Section 7.3(a)(i).

“Cash and Cash Equivalents” means, as of the close of business on the Closing Date, all cash and cash equivalents held by the Company and each of its Subsidiaries, including deposits, amounts held in escrow, restricted cash, marketable securities, checks and drafts received by the Company and each of its Subsidiaries and short-term investments.

“Cash Consideration” means an amount of cash, not to exceed $100,000,000, paid to all of the holders of Common Stock pursuant to the terms of this Agreement.

“Certificate of Merger” has the meaning set forth in Section 1.3(a).

“Change of Control Payments” means the aggregate amount of all change of control payments, bonus, acceleration or retention payments that are payable by the Company or its Subsidiaries to any Person as a result of or in connection with any of the transactions contemplated by this Agreement (alone or in combination with any other event), together with any employer-paid portion of any employment or payroll taxes (including social security or similar contributions) related thereto, whether accrued, incurred or paid prior to, at or after the Closing (including under any Company Benefit Plan). Notwithstanding anything to the contrary contained herein, in no event shall “Change of Control Payments” include any amounts included in Severance Payments or any other severance payments that arise by reason of termination of any Company Employee occurring after the Closing.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Date Indebtedness” means Indebtedness of the Company and its Subsidiaries as of the close of business on the Closing Date, excluding any amounts included in Unpaid Transaction Expenses.

“Closing Merger Consideration” means, consideration in an amount equal to the Estimated Purchase Price, payable in the following forms:

(i) the Initial Common Stock Consideration, plus

(ii) the Cash Consideration, with a value equal to the Estimated Purchase Price, minus $25,000,000, plus

(iii) if necessary, the Secondary Common Stock Consideration, with a value equal to (x) the Estimated Purchase Price, minus (y)(A) $25,000,000, plus (B) the Cash Consideration.

“Closing Statement” has the meaning set forth in Section 1.7(a).

“Closing Tower Adjustment Amount” means, (i) if the Tower Disposition has been consummated prior to the Closing Date, the Tower Purchase Amount, (ii) if a purchase agreement for the Tower Disposition has been executed prior to the Closing Date but the closing of the Tower Disposition has not been consummated prior to the Closing Date, the Tower Purchase Amount calculated based on the Contracted Tower Disposition Price set forth in such purchase agreement and the Stockholder Representative’s good faith estimate of all Deductible Taxes and all Tower Disposition Fees or (iii) if no purchase agreement for the Tower Disposition has been executed prior to the Closing, $20,000,000.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” has the meaning set forth in Section 3.4(a).

“Common Stock Consideration” means the Initial Common Stock Consideration and the Secondary Common Stock Consideration.

“Communications Laws” has the meaning set forth in Section 2.7(e).

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plans” means each employee benefit plan, scheme, program, policy, arrangement and contract, whether written or oral, (including, but not limited to, any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any compensation, bonus, deferred compensation, health, welfare benefit, pension, retiree medical or life insurance, retirement, profit-sharing, stock bonus, incentive, stock purchase, employee stock ownership, restricted stock, stock option or other equity or equity-based arrangement, and any employment, vacation, paid time off, sick leave, disability, insurance, termination, retention bonus, transaction bonus, bonus, change in control or severance plan, program, policy, arrangement or contract) for the benefit of any current or former officer, employee, individual service provider or director of the Company or any of its Subsidiaries that is adopted, sponsored, maintained or contributed to by the Company or any of its Subsidiaries, or with respect to which any of them is a party or has an obligation.

“Company Disclosure Letter” means the letter, dated as of the date hereof, delivered by the Company to Buyer prior to the execution of this Agreement and identified as the Company Disclosure Letter.

“Company Employees” has the meaning set forth in Section 4.6(a).

“Company FCC Licenses” has the meaning set forth in Section 2.7(a).

“Company Group” means the Company and all of its Subsidiaries.

“Company Marks” has the meaning set forth in Section 2.12(c).

“Company Material Contract” has the meaning set forth in Section 2.10(b).

“Company Permits” has the meaning set forth in Section 2.14(c).

“Company Source Code” has the meaning set forth in Section 2.12(i).

“Company Stations” means the radio stations owned or operated by the Company or any of its Subsidiaries.

“Company Stock” means the voting common stock, par value $0.000001 per share, of the Company and the non-voting common stock, par value $0.000001 per share, of the Company.

“Confidentiality Agreement” has the meaning set forth in Section 4.2(d).

“Continuation Period” has the meaning set forth in Section 4.6(a).

“Continuing Stockholders” has the meaning set forth in Section 1.7(c).

“Contract” means any written agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, evidence of Indebtedness, purchase order, letter of credit, settlement agreement, trade agreement, joint sales agreement, local marketing agreement, franchise agreement, covenant not to compete, employment agreement, license, purchase or sales order or other binding arrangement to which a Person is a party or to which the properties or assets of such Person are subject.

“Contracted Tower Disposition Price” means the contracted purchase price payable to the Company and its Subsidiaries or the Stockholders, as applicable, pursuant to a definitive purchase agreement for the Tower Disposition entered into prior to the Closing Date.

“Current Assets” means current assets of the Company and its Subsidiaries, excluding Cash and Cash Equivalents and all deferred tax assets that reflect timing differences between book and tax income.

“Current Liabilities” means current liabilities of the Company and its Subsidiaries, excluding any amounts included in Closing Date Indebtedness or Unpaid Transaction Expenses and all deferred tax liabilities that reflect timing differences between book and tax income.

“Debt Financing Sources” means the Persons that have committed to provide, or otherwise entered into agreements in connection with, the Financing, any alternate financing or other financings in connection with the transactions contemplated hereby and their respective Representatives, including the parties to the Commitment Letter and any Definitive Agreements.

“Deductible Taxes” shall mean (i) any income Taxes imposed on Jersey Shore Broadcasting Corp. (as determined on a with-and-without basis) with respect to the Tower Disposition or the distribution of the Towers to the Stockholders pursuant to Section 4.13(a); (ii) any income Taxes imposed on the Stockholders (as determined by looking solely at items derived from or with respect to the Company and the transactions contemplated by this Agreement for the taxable year in which the Tower Disposition or the distribution of the Towers occurs) as a result of the distribution of proceeds from the Tower Disposition to the Company or the distribution of the Towers to the Company, in each case, being treated as dividend income to the Stockholders under Section 316 of the Code; (iii) any income Taxes imposed on the Stockholders (as determined by looking solely at items derived from or with respect to the Company and the transactions contemplated by this Agreement for the taxable year in which the Tower Disposition or the distribution of the Towers occurs) with respect to any ordinary income arising from the recapture of depreciation or amortization on the Towers pursuant to Sections 1245 and 1250 of the Code, in each case, in connection with the Tower Disposition or the distribution of the Towers to the Stockholders and (iv) any Transfer Taxes imposed on the Tower Disposition or distribution of the Towers; provided that, for the avoidance of doubt, Deductible Taxes shall not include (1) any Taxes imposed on the Stockholders with respect to any capital gain (not recharacterized as ordinary income under the Code) arising from the Tower Disposition or distribution of the Towers and (2) any Taxes imposed on the Company or any Subsidiary of the Company, in each case, that would be reduced by any tax attributes, including net operating losses and capital losses (including carryforwards).

“Definitive Agreements” has the meaning set forth in Section 4.8(a).

“DGCL” means the Delaware General Corporation Law.

“Divestiture Application” has the meaning set forth in Section 4.4(c).

“DOJ” has the meaning set forth in Section 4.4(b).

“Effective Time” has the meaning set forth in Section 1.3(a).

“End Date” has the meaning set forth in Section 7.1(b)(i).

“Environmental Law” means any Law in effect as of the Closing Date regulating or relating to the protection of natural resources, the environment or, as it relates to exposure to hazardous substances, human health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to a Person, any other Person that is (or at any relevant time was) treated as a single employer together with such Person under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means an independent escrow agent, mutually agreed between the parties.

“Escrow Agreement” means an escrow agreement in customary form to be reasonably agreed between the parties and the escrow agent thereto.

“Estimated Purchase Price” has the meaning set forth in Section 1.7(a).

“Exchange Act” has the meaning set forth in Section 3.8(a).

“Expense Reduction Actions” has the meaning set forth in Section 4.19.

“Family Group” means, with respect to a Person who is an individual, (a) such individual’s parents, siblings, spouse and descendants (whether natural or adopted)

(collectively, for purposes of this definition, “relatives”), (b) such individual’s executor or personal representative, (c) any trust, the trustee of which is such individual or such individual’s executor or personal representative or a relative and which at all times is and remains primarily for the benefit of such individual and/or such individual’s relatives, (d) any corporation, limited partnership, limited liability company or other tax flow-through entity the governing instruments of which provide that such individual or such individual’s executor or personal representative shall have the exclusive power to direct the management and policies of such entity and of which, at the time of transfer, the sole record owners of stock, partnership interests, membership interests or any other equity interests are limited to such individual, such individual’s relatives and/or the trusts described in clause (c) above, and (e) any retirement plan for such individual.

“FCC” means the Federal Communications Commission.

“FCC Applications” has the meaning set forth in Section 4.4(c).

“FCC Consent” means the initial action by the FCC approving the FCC Applications.

“Final Closing Date Calculations” has the meaning set forth in Section 1.7(d).

“Final Order” means an action by the FCC (a) that has not been vacated, reversed, stayed, enjoined, set aside, annulled or suspended, (b) with respect to which no request for stay, motion or petition for rehearing, reconsideration or review, or application or request for review or notice of appeal or sua sponte review by the FCC is pending, and (c) as to which the time for filing any such request, motion, petition, application, appeal or notice, and for the entry of orders staying, reconsidering or reviewing on the FCC’s own motion has expired.

“Financial Statements” has the meaning set forth in Section 2.6.

“Financing” has the meaning set forth in Section 3.4(a).

“Financing Source Parties” has the meaning set forth in Section 7.3(c).

“FTC” has the meaning set forth in Section 4.4(b).

“GAAP” has the meaning set forth in Section 2.6.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal or arbitrator and any self-regulatory organization.

“Harmful Code” has the meaning set forth in Section 2.12(g).

“Hazardous Substance” means any pollutants, and any waste, material or substance regulated as toxic or hazardous under any applicable Environmental Law, including radioactive materials, petroleum, petroleum products, asbestos and polychlorinated biphenyls.

“Holdback Amount” means a portion of the Initial Common Stock Consideration with a total value equal to $4,000,000 (867,679 Buyer Common Shares at the Buyer Common Share Value).

“Holdback Excess Amount” has the meaning set forth in Section 1.7(e)(ii).

“Holdback Escrow Account” means an escrow account established with the Escrow Agent, pursuant to the Escrow Agreement for purposes of holding the Buyer Common Shares subject to the Holdback Amount.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Income Tax” means any Tax on or measured by net income.

“Indebtedness” means, without duplication, any liability (including any principal, premium, accrued and unpaid interest, and prepayment penalties payable in connection therewith) arising under, any obligations of the Company or any of its Subsidiaries, for (i) any indebtedness for borrowed money (but excluding trade payables and similar accrued expenses arising in the ordinary course of business), (ii) any indebtedness evidenced by any note, bond, debenture, letters of credit to the extent drawn, or other debt security, (iii) any capitalized leases, (iv) obligations to make payment under interest rate and currency obligation swaps, hedges or similar arrangements, (v) a purchase money obligation or similar obligation given in connection with the acquisition of any property or assets, including securities, or (vi) the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, and guarantees of any of the foregoing of any other Person. For the avoidance of doubt, Indebtedness shall not include any intercompany indebtedness or undrawn letters of credit.

“Information Statement” has the meaning set forth in Section 3.2(b).

“Initial Common Stock Consideration” means 5,422,993 Buyer Common Shares (which includes shares to be deposited into the Holdback Escrow Account).

“Intellectual Property” means any or all of the following: (i) Registered IP, (ii) inventions and discoveries (whether or not patented), (iii) original works of authorship and other copyrightable materials, including Software, sound recordings, musical works and musical compilations (iv) radio station call letters and Trademarks, (vi) internet domain names, (vii) know-how and trade secrets (including documentation developed or used in connection with Software), (viii) rights of publicity, whether arising under statute or the common law, and (ix) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

“Interim Financial Statements” has the meaning set forth in Section 2.6.

“Investor Agreements” means the Investor Rights Agreement, the Registration Rights Agreement and all other agreements, certificates and instruments delivered by and among any of the Buyer Parties and any of the Continuing Stockholders.

“Investor Rights Agreement” means an agreement setting forth certain rights of the Continuing Stockholders, between Buyer, the Continuing Stockholders and certain stockholders of Buyer, with the terms set forth in Exhibit D, which shall be entered into at the Closing.

“IRS” means the Internal Revenue Service.

“IT Systems” has the meaning set forth in Section 2.12(h).

“Knowledge of Buyer” means the actual knowledge, after reasonable inquiry of his or her direct reports, as of the date hereof, of Caroline Beasley, Marie Tedesco and Joyce Fitch.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry of his or her direct reports, as of the date hereof, of Peter Smyth, Edward Nolan, Ellen Rubin, Milford Smith, Thomas Bender, Buzz Knight and Heidi Raphael.

“Laws” has the meaning set forth in Section 2.14(a).

“Lease” means all leases, subleases, licenses and other agreements pursuant to which the Company or any of its Subsidiaries holds any Leased Real Property, including all amendments and renewals thereto.

“Leased Real Property” has the meaning set forth in Section 2.11(c).

“Letter of Transmittal” has the meaning set forth in Section 1.8.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Litigation” means any action, lawsuit, complaint, investigation, claim, cease and desist letter, demand, arbitration proceeding, administrative or regulatory proceeding, citation, summons or subpoena of any nature, civil, criminal, regulatory or otherwise, in law or in equity.

“Material Adverse Effect” means any state of facts, change, event, effect or occurrence (when taken together with all other states of fact, changes, events, effects or occurrences) that (x) has, or is reasonably likely to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), assets, properties, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole or (y) would prevent the Company from consummating the transactions contemplated by this Agreement; provided that any such state of facts, change, event, effect or occurrence resulting from any of the following, individually or in the aggregate, shall not be considered when determining whether a Material Adverse Effect has occurred pursuant to the foregoing clause (x): (i) any change in economic conditions generally or capital and financial markets generally, including changes in interest or exchange rates, (ii) any change in the radio industry in the United States (including legal and regulatory changes), (iii) any change in Laws or GAAP applicable to the Company’s business, (iv) conditions in jurisdictions in which the Company operates, including hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing, (v) any change resulting from the announcement or consummation of the transactions contemplated by, or the performance of obligations under, this Agreement, including any such change relating to the identity of, or facts and circumstances relating to, Buyer (provided, that, with respect to the representations and warranties set forth in Sections 2.2 and 2.3 and conditions to Closing with respect hereto, the exceptions set forth in this clause (v) shall not apply), (vi) any loss of employees, declines in audience levels or ratings at one or more of the Company Stations, (vii) any hurricane, flood, tornado, earthquake or other natural disaster or any other force majeure event, (viii) any actions required to be taken or omitted pursuant to this Agreement or not taken because Buyer withheld, delayed or conditioned its consent, or (ix) the failure of the Company to achieve any financial projections or forecasts (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taking into account in determining, whether a “Material Adverse Effect” has occurred or is reasonably likely to occur), unless, in the case of clauses (i), (ii), (iii), (iv) and (vii) above, any such changes have had or would reasonably be expected to have a disproportionate impact on the condition (financial or otherwise), assets, business or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other affected participants in the industries in which the Company and its Subsidiaries conducts business (in which case, the incremental disproportionate impact may be deemed to constitute, or be taken in account in determining whether that has been, or will be, a Material Adverse Effect).

“Material Advertisers” has the meaning set forth in Section 2.23.

“Merger” has the meaning set forth in Section 1.1.

“MergerCo” has the meaning set forth in the Preamble.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of section 4001(a)(3) of ERISA.

“NASDAQ” means The NASDAQ Stock Market, LLC.

“Net Working Capital” means an amount (which may be a positive or negative number) equal to (a) the aggregate value of the Current Assets, minus (b) the aggregate value of the Current Liabilities, in each case as of the close of business on the Closing Date and prepared in accordance with the accounting principles set forth on Exhibit E. Notwithstanding anything to the contrary contained herein, in no event shall “Net Working Capital” include any amounts with respect to Cash and Cash Equivalents, Unpaid Transaction Expenses or Closing Date Indebtedness.

“Net Working Capital Adjustment” means (i) if the Net Working Capital is equal to or greater than $29,473,868 and equal to or less than $30,473,868, an amount equal to $0.00; (ii) if the Net Working Capital is less than $29,473,868, an amount (which may be a negative number) equal to the Net Working Capital minus $29,473,868; and (iii) if the Net Working Capital is greater than $30,473,868, an amount equal to the Net Working Capital minus $30,473,868.

“New Benefit Plans” has the meaning set forth in Section 4.6(b).

“Newspaper Disposition” has the meaning set forth in Section 4.13(b).

“Old Benefit Plans” has the meaning set forth in Section 4.6(b).

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License. For the avoidance of doubt, Open Source Licenses include Copyleft Licenses.

“Open Source Materials” means any software or other Intellectual Property subject to an Open Source License.

“Order” means any order, judgment, writ, injunction, decree, stipulation, determination, decree or award entered by any Governmental Authority.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

“Owned Intellectual Property” has the meaning set forth in Section 2.12(a).

“Owned Real Property” has the meaning set forth in Section 2.11(b).

“PBGC” has the meaning set forth in Section 2.17(c)(iv).

“Pension Adjustment Amount” means $5,358,958.

“Permits” has the meaning set forth in Section 2.14(c).

“Permitted Liens” means (i) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith through appropriate proceedings (in each case, for which appropriate reserves have been established in accordance with GAAP), (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business or in connection with construction contracts for amounts that are not delinquent or are being contested in good faith and that would not individually or in the aggregate be materially adverse to the Company’s business, (iii) Liens securing the obligations of the Company or its Subsidiaries under existing Indebtedness that will be released at the Effective Time upon payment in accordance with Section 1.7 of this Agreement, (iv) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Authorities having jurisdiction over the Real Property, (v) all rights relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above the Real Property, (vi) any state of facts which an accurate survey or inspection of the Real Property would disclose and which, individually or in the aggregate, do not materially impair the continued use of the Real Property for the purposes for which it is used for the Company’s business, (vii) title exceptions disclosed by any title insurance commitment or title insurance policy for any such Real Property issued by a title company and delivered or otherwise made available to the Company prior to the date hereof, (viii) statutory Liens in favor of lessors arising in connection with any property leased to the Company or any of its Subsidiaries, (ix) other defects, irregularities or imperfections of title, encroachments, easements, servitudes, permits rights of way, flowage rights, restrictions, leases, licenses, covenants, sidetrack agreements and oil, gas, mineral and mining reservations, rights, licenses and leases, which, in each case, do not impair the continued use of the Real Property for the purposes for which it is used for the Company’s business other than in any de minimis respect, (x) the leases of Owned Real Property to a third party lessee that are set forth in Section 2.11(b) of the Company Disclosure Letter and (xi) Liens that, individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from the value of any of the property, rights or assets of the business of the Company or any of its Subsidiaries or materially interfere with the use thereof as currently used by the Company or, as the case may be, any of its Subsidiaries.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Information” means in addition to any definition provided by the Company or any of its Subsidiaries for such term or any similar term (e.g., “personally identifiable information” or “PII”) in any of the Company or its Subsidiaries’ Privacy Policy or other public-facing statement, (i) personally identifiable information (i.e., name, address, gender, date of birth, educational or employment information, medical, health or insurance information, telephone number, email address, financial account number, government-issued identifier, and any other data to the extent that such information, either alone, or in combination with other data held by the Company or any of its Subsidiaries, could be used or is intended to be used to identify, contact or precisely locate a person), (ii) any data regarding an identifiable individual person’s activities online or on a mobile device or other application (e.g., tracking of user listening behavior, searches conducted, web pages or content visited or viewed) that is appended to an identified user account, IP Address, MAC address or persistent identifier, and (iii) any other information from or about an individual for which the Company or any of its Subsidiaries is or would be subject to restrictions under any Law applicable to them. Personal Information relates to any individual, including a current, prospective or former customer or employee of the Company or any of its Subsidiaries. Personal Information includes information in any form, including paper, electronic and other forms.

“Platforms” has the meaning set forth in Section 2.22(a).

“Privacy Laws” means all Laws, regulations, or written guidelines interpreting or applying Laws which govern the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information and all such Laws governing data security or breach notification, penalties and compliance with orders, including laws prohibiting unfair, deceptive, or abusive competition or trade practices, the Children’s Online Privacy Protection Act, the California Online Privacy Protection Act or similar state privacy laws, the Fair Credit Reporting Act, the CAN-SPAM Act, Health Insurance Portability and Accountability Act, the Telephone Consumer Protection Act, the Federal Trade Commission’s Telemarketing Sales Rule and, to the extent applicable to Personal Information held for use by the Company or any of its Subsidiaries, the Communications Act of 1934.

“Privacy Policies” has the meaning set forth in Section 2.22(b).

“Pro Rata Portion” with respect to a share of Company Stock means a percentage equal to (i) one, divided by (ii) the total number of outstanding shares of Company Stock.

“Purchase Price” means an amount equal to the Base Merger Consideration, minus (i) the amount of Closing Date Indebtedness, minus (ii) the aggregate amount of the Unpaid Transaction Expenses, plus (iii) the Net Working Capital Adjustment (which may be a negative number), plus (iv) the amount of Cash and Cash Equivalents, minus (v) the Holdback Amount, minus (vi) the Pension Adjustment Amount, minus (vii) the Representative Fund Amount, minus (viii) the Tower Purchase Amount.

“Purchase Price Dispute Notice” has the meaning set forth in Section 1.7(d).

“R&W Policy” means a buyer-side representations and warranties insurance policy to be issued by an insurance company chosen by Buyer and reasonably acceptable to the Company.

“Real Property” means the Owned Real Property and the Leased Real Property, collectively.

“Reference Balance Sheet” means the audited consolidated balance sheet of the Company and its Subsidiaries dated as of December 31, 2015 and included in the Financial Statements.

“Registered IP” has the meaning set forth in Section 2.12(a).

“Registration Rights Agreement” means an agreement setting forth certain rights of the Continuing Stockholders in respect of their Buyer Common Shares, with the terms set forth in Exhibit F, which shall be entered into at the Closing.

“Representative Fund Amount” means $250,000.

“S-Corp Tax Liabilities” means any and all Income Taxes of the Stockholders to the extent that such Income Taxes are levied on income includible by the Stockholders for U.S. federal, state or local tax purposes by reason of being shareholders of an “S-corporation” within the meaning of Section 1361 of the Code (or similar state or local provisions).

“S-Corp Tax Return” means any Internal Revenue Service Form 1120-S (or a similar state or local Tax Return) required to be filed by the Company.

“SEC” has the meaning set forth in Section 3.8(a).

“Secondary Common Stock Consideration” means the number of Buyer Common Shares, valued at the Buyer Common Share Value, issued to the Continuing Stockholders pursuant to clause (iii) of the definition of Closing Merger Consideration.

“Securities Act” has the meaning set forth in Section 3.8(a).

“S Election” has the meaning set forth in Section 2.18(f).

“Severance Payments” means any severance, separation payments, enhanced severance or enhanced separation payments that are payable by the Company or its Subsidiaries to any employee of the Company or any of its Subsidiaries on account of any termination of employment occurring on or prior to the Closing Date, together with any employer-paid portion of any employment or payroll taxes (including social security or similar contributions) related thereto, whether accrued, incurred or paid prior to, at or after the Closing.

“Software” means any and all computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code.

“Solvent” has the meaning set forth in Section 3.5.

“Stock Consideration” means the Common Stock Consideration and any Additional Shares.

“Stockholder” means a holder of Company Stock.

“Stockholder Approval” shall have the meaning set forth in Section 2.2(b).

“Stockholder Written Consent” means the written consent of a Stockholder irrevocably approving the adoption of this Agreement and the Merger, which consent was obtained in accordance with applicable Law and the Company’s Organizational Documents.

“Stockholders’ Representative” means Peter A. Bordes, Jr.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing equal to or more than 50 percent of such securities or ownership interests are at the time directly or indirectly owned by such Person.

“Survey” has the meaning set forth in Section 4.18(b).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” means any direct or indirect, present or future, federal, state, local or foreign income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, profits, capital gain, personal property (tangible and intangible), windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs, duties, severance, environmental (including taxes under section 59A of the Code), real property, personal property, escheat, unclaimed property, ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers’ compensation, withholding, contributions, liabilities, estimated or installment or other similar tax, duty, fee, assessment or other governmental charge or deficiencies thereof (including all interest, fines, surcharges, penalties thereon and additions thereto), whether disputed or not, and shall include any liability in respect of the foregoing as a result of being a member of any consolidated, combined, unitary or similar tax group, as a transferee or successor, or by contract or otherwise.

“Tax Matters” has the meaning set forth in Section 5.3.

“Taxpayer” has the meaning set forth in Section 2.18(a).

“Tax Return” means any federal, state, local or foreign Tax return, declaration, statement, report, schedule, form, refund request, filing, or information return or any amendment or attachment to any of the foregoing relating to Taxes.

“Title Commitment” has the meaning set forth in Section 4.18(a).

“Title Company” has the meaning set forth in Section 4.18(a).

“Tower Disposition” has the meaning set forth in Section 4.13(a).

“Tower Disposition Fees” means documented, out-of-pocket fees and expenses incurred by the Company and its Subsidiaries and/or the Stockholders to third parties (including attorneys for the Company reasonably approved by Buyer, attorneys for the Stockholders and brokers) relating to the Tower Disposition.

“Tower Disposition Price” means the actual purchase price paid to the Company and its Subsidiaries or the Stockholders, as applicable, pursuant to a definitive purchase agreement for the Tower Disposition.

“Tower Purchase Amount” means, (i) if the Tower Disposition has been consummated prior to the Closing Date, an amount equal to (A) the Tower Disposition Price, minus (B) (1) all Deductible Taxes, and (2) all Tower Disposition Fees; (ii) if a purchase agreement for the Tower Disposition has been executed prior to the Closing Date but the Closing of the Tower Disposition has not been consummated prior to the Closing Date, an amount equal to (A) the Tower Disposition Price, minus (B) (1) all Deductible Taxes, and (2) all Tower Disposition Fees; (iii) if no purchase agreement for the Tower Disposition has been executed prior to the Closing Date, $20,000,000, plus or minus, as the case may be, an amount equal to 50% of the difference between (A) $20,000,000 and (B) an amount equal to (1) the Tower Disposition Price, minus (2) (I) all Deductible Taxes, and (II) all Tower Disposition Fees.

“Towers” has the meaning set forth in Section 4.13(a).

“Trademarks” mean registrations and applications to register United States and foreign trademarks and domain names, in each case together with all translations, adaptations, derivations, and combinations thereof, and renewals of the foregoing and, whether or not registered, the trademarks, trade names, service marks, service names, trade dress, logos, slogans, brand names and other indicia of origin which are used or held for use in the operation of the Company Stations.

“Transmission Equipment” means all digital, analog or other equipment used in connection with the operation of a radio station, including the antenna, transmitter and all associated transmission equipment, lines and facilities.

“Transmission Structure” means antenna support structures, including any guy anchors and guy wires, used in connection with the operation of a radio station, buildings (including transmitter buildings) and other structures and improvements used in connection with the operation of a radio station.

“Treasury Regulations” means the regulations prescribed under the Code.

“Unpaid Transaction Expenses” means (a) all of the fees and expenses incurred by the Company or its Subsidiaries that are specifically related to the transactions contemplated by this Agreement and that are payable to any financial advisors, outside counsel, outside accountants or similar persons engaged by the Company or any of its Subsidiaries in connection with such transactions, plus (b) the Change of Control Payments and the Severance Payments, minus (c) an amount that is equal to 40% multiplied by the Change of Control Payments, plus (d) the cost, but no more than $400,000 of the R&W Policy, in each case, to the extent unpaid as of the opening of business on the Closing Date, plus (e) $2,137,500. Notwithstanding anything to the contrary contained herein, in no event shall “Unpaid Transaction Expenses” include any amounts included in Tower Disposition Fees.

Section 9.2 Construction. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “party” or “parties” shall refer to parties to this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Exhibits are to Articles, Section and Exhibits of this Agreement unless otherwise specified. All Exhibits and the Company Disclosure Letter annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in any Exhibit or the Company Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words

“include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any reference to “days” means calendar days unless Business Days are expressly specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. For purposes of this Agreement, whenever the context requires: (i) the masculine gender shall include the feminine and neuter genders; (ii) the feminine gender shall include the masculine and neuter genders; and (iii) the neuter gender shall include masculine and feminine genders. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

GREATER MEDIA, INC.

By:	/s/
Name:
Title:

BEASLEY BROADCAST GROUP, INC.

By:	/s/ Caroline Beasley
Name:	Caroline Beasley
Title:	Interim Chief Executive Officer, Executive Vice President, Chief Financial Officer, Secretary and Treasurer

BEASLEY MEDIA GROUP 2, INC.

By:	/s/ Caroline Beasley
Name:	Caroline Beasley
Title:	Interim Chief Executive Officer, Executive Vice President, Chief Financial Officer, Secretary and Treasurer

PETER A BORDES, JR.,
as the Stockholders’ Representative

By:	/s/ Peter A. Bordes
Name:	Peter A. Bordes

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